Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

CONDENSED FINANCIAL REPORT – SUPPLEMENTARY DATA

Novartis Q1 2013 Condensed Financial Report – Supplementary Data

GROUP AND DIVISIONAL OPERATING PERFORMANCE

Key figures
	Q1 2013	Q1 2012	1	% change
	USD m	USD m		USD	cc2
Net sales	14 016	13 735		2	4
Divisional operating income	3 056	2 902		5	9
Corporate income & expense, net	-160	-166		-4	-3
Group operating income	2 896	2 736		6	10
As % of net sales	20.7	19.9
Income from associated companies	111	128		-13	-13
Interest expense	-175	-164		7	9
Other financial income and expense	7	-41		nm	nm
Taxes	-417	-390		7	12
Net income	2 422	2 269		7	13
Average number of shares outstanding (millions)	2 441	2 415		1
EPS (USD)	0.98	0.93		5	12
Free cash flow2	1 298	2 056		-37
Core2
Operating income	3 714	3 607		3	6
As % of net sales	26.5	26.3
Net income	3 248	3 035		7	10
EPS (USD)	1.32	1.25		6	9
nm = not meaningful

First quarter

Group net sales
Group net sales increased 2% (+4% cc) to USD 14.0 billion in the first quarter, with all divisions contributing to growth. Currency had a negative impact of 2 percentage points.

Excluding the impact of patent expiries, underlying sales grew 7%. This was fueled by growth products such as Gilenya, Afinitor, Tasigna, Galvus, Lucentis, Xolair, Arcapta Neohaler/Onbrez Breezhaler and Jakavi, which together contributed USD 4.2 billion or 30% of Group net sales, up 14% over the prior-year period. Generics impacted sales by approximately USD 500 million, mainly due to Diovan. US sales continued to benefit from the delayed entry of generic competition for Diovan monotherapy.

1 Restated by an additional USD 79 million pre-tax Corporate expense to reflect the introduction of IAS 19 (revised) accounting standard on employee benefits (see explanations on pages 27 and 48).
2 Core results, constant currencies, and free cash flow are non-IFRS measures. An explanation of these non-IFRS measures and reconciliation tables can be found beginning on page 32.

Corporate income and expense, net
Corporate income and expense, which includes the cost of Group management and central services, was a net expense of USD 160 million. This was slightly lower than the net expense of USD 166 million in the prior-year quarter. Adjustments to arrive at core Corporate income and expense amounted to USD 52 million, principally related to a provision release (2012: USD 23 million principally related to divestment gains).

Group operating income
In the first quarter, adjustments made to Group operating income to arrive at core operating income amounted to USD 818 million (2012: USD 871 million). These adjustments included the amortization of intangible assets of USD 722 million (2012: USD 714 million) and an exceptional net expense of USD 96 million (2012: USD 157 million).

Exceptional expenses in 2013 included a USD 79 million increase in legal provisions in the Sandoz Division, USD 51 million of impairment charges and provisions for the restructuring of the Consumer Health facility at Lincoln, Nebraska, USD 53 million of acquisition-related integration costs in the Alcon Division, and a net USD 48 million of other expenses. These expenses were partly offset by USD 135 million of exceptional gains, principally USD 41 million of exceptional divestment gains in the Pharmaceuticals Division, a USD 75 million release of Corporate provisions and USD 19 million of other exceptional gains. The adjustments in the prior-year quarter reflect mainly the USD 147 million restructuring charge related to the US business of the Pharmaceuticals Division.

Excluding these items, Group core operating income was up 3% (+6% cc) to USD 3.7 billion. Excluding the impact of generic competition, core operating income grew by 16% (cc). Core operating income margin in constant currencies increased by 0.6 percentage points, partly offset by a negative currency effect of 0.4 percentage points, to 26.5% of net sales.

Income from associated companies
Income from associated companies, which comprises mainly the Novartis share of the estimated net result of Roche AG, decreased to USD 111 million from USD 128 million in the year-ago period. This decrease was primarily due to an additional expense resulting from adjusting the estimated Novartis share of Roche’s 2012 net income to the actual amount, partially offset by the estimated income contribution from Roche for 2013.

Core income from associated companies increased to USD 231 million from USD 175 million in the year-ago period. The increase was primarily due to a higher estimated core income contribution from Roche.

Interest expense and other financial income/expense
Interest expense increased to USD 175 million in the first quarter of 2013 from USD 164 million in the prior-year period.

Other financial income and expense amounted to a net income of USD 7 million (2012: net expense of USD 41 million), mainly resulting from a lower currency loss of USD 1 million in the first quarter of 2013 compared to a currency loss of USD 45 million in the 2012 quarter. In the 2013 quarter, devaluation losses of USD 44 million related to Venezuela were almost offset by other currency gains.

Taxes
The tax rate (taxes as percentage of pre-tax income) in the first quarter of 2013 remained unchanged compared to the prior-year period and amounted to 14.7%.

The core tax rate (taxes as percentage of pre-tax income) decreased in the first quarter to 15.0% from 15.2% in the 2012 period.

Net income and EPS
Group net income was USD 2.4 billion, an increase of 7% over the prior-year net income of USD 2.3 billion. EPS of 0.98 increased by only 5% compared to the prior-year quarter on account of a higher average number of outstanding shares, which resulted from the exercise of options related to our employee participation programs.

Group core net income increased 7% (+10% cc) to USD 3.2 billion. Core EPS increased 6% (+9% cc) to USD 1.32.

Pharmaceuticals
	Q1 2013	Q1 2012	% change
	USD m	USD m	USD	cc
Net sales	7 877	7 839	0	3
Operating income	2 539	2 402	6	9
As % of net sales	32.2	30.6
Core operating income	2 573	2 589	-1	2
As % of net sales	32.7	33.0

First quarter

Net sales
Net sales grew to 7.9 billion (0%, +3% cc), driven by 9 percentage points of volume growth, partly offset by the impact of generic competition (USD 0.5 billion, -6 percentage points). Pricing was flat. Growth products (defined as products launched since 2008 or products with exclusivity until at least 2017 in key markets) generated USD 2.9 billion of net sales, growing 27% in constant currencies over the same period last year. These products – which include Gilenya, Afinitor, Tasigna, Galvus, Lucentis, Xolair, Arcapta Neohaler/Onbrez Breezhaler and Jakavi – contributed 36% of division net sales, compared to 29% in the same period last year.

Regionally, Europe (USD 2.8 billion, +9% cc) saw a strong performance from growth products, which offset generic competition, mainly for Diovan, as well as negative price effects. US sales (USD 2.5 billion, -4% cc) benefited from the continued strong performance of Gilenya, Afinitor and Tasigna, which partly offset generic competition to combination product Diovan HCT. The US continued to benefit from the delayed entry of a generic form of Diovan monotherapy. Japan’s performance (USD 0.8 billion, +3% cc) improved versus prior year due to new launches. Sales in Latin America and Canada (USD 0.7 billion, -2% cc) declined, as strong growth from new launches was offset by generic competition for Diovan in Canada and Glivec in Brazil. Emerging Growth Markets (USD 1.8 billion, +9% cc) – which include all markets except the US, Canada, Western Europe, Australia, New Zealand and Japan – were driven by particularly strong growth in China and India.

Oncology (USD 2.8 billion, +8% cc) delivered strong growth despite the entry of a generic form of Zometa in the US in March. This continued strong performance was driven by our Bcr-Abl franchise (USD 1.4 billion, +8% cc), which includes both Gleevec/Glivec and Tasigna. Afinitor grew 114% over the previous-year quarter and contributed USD 303 million to net sales. Sandostatin (USD 368 million, +1% cc) also contributed to the strong performance. The Primary Care franchise performance (USD 1.8 billion, -5% cc) was impacted by the expected sales decline in Diovan (USD 0.9 billion, -19% cc) due to the loss of exclusivity in the EU, US, Canada and other markets. Excluding Diovan, Primary Care grew 16% (cc), underpinned by the continued strong uptake of Galvus (USD 267 million, +40% cc) and Exforge (USD 348 million, +18% cc). In Specialty Care, the Neuroscience franchise (USD 0.8 billion, +18% cc) saw strong growth from Gilenya (USD 421 million, +71% cc) following successful launches in Europe, the US and other markets. The Ophthalmics franchise (USD 0.6 billion, +5% cc) benefited from the performance of Lucentis (USD 596 million, +7% cc).

Operating income
Operating income grew 6% (+9% cc) to USD 2.5 billion, mainly due to restructuring charges in the prior-year period related to the US General Medicine business.

Adjustments to arrive at core operating income amounted to USD 34 million, consisting of USD 69 million for the amortization of intangible assets, partly offset by USD 41 million of exceptional divestment gains, and USD 6 million of other exceptional expenses. The prior-year adjustments amounted to USD 187 million, mainly due to USD 78 million for the amortization of intangible assets and USD 147 million of restructuring charges related to the US business, partly offset by provision releases.

Core operating income was USD 2.6 billion (-1%, 2% cc). Core operating income margin in constant currencies declined 0.2 percentage points; currency had a negative impact of 0.1 percentage points, resulting in a core operating income margin of 32.7% of net sales. Gross margin declined by 0.4 percentage points due to increased royalties, mainly for Lucentis and Gilenya. R&D expenses as a percentage of net sales increased by 0.9 percentage points (cc) to support investments in key projects. Reductions in Marketing & Sales and General & Administration expenses improved margin by 1.0 percentage points (cc), as continuing productivity efforts more than offset significant investments in new product launches. Other Income and Expense, net improved by 0.1 percentage points in constant currencies.

Pharmaceuticals product review

PRIMARY CARE
	Q1 2013	Q1 2012	% change
	USD m	USD m	USD	cc
Hypertension medicines
Diovan	918	1 190	-23	-19
Exforge	348	303	15	18
Subtotal Valsartan Group	1 266	1 493	-15	-12
Tekturna/Rasilez	68	129	-47	-46
Subtotal Hypertension	1 334	1 622	-18	-14
Galvus	267	201	33	40
Xolair	141	112	26	29
Arcapta Neohaler/Onbrez Breezhaler	43	29	48	48
Other	6	0	nm	nm
Total strategic franchise products	1 791	1 964	-9	-5
Established medicines	342	373	-8	-5
Total	2 133	2 337	-9	-5
nm = not meaningful

Diovan Group (USD 918 million, -19% cc), consisting of Diovan monotherapy and combination product Co-Diovan/Diovan HCT, saw worldwide sales decline due to the loss of exclusivity in the EU, US, Canada and other markets. Performance was sustained in key markets such as Japan and China, as well as select countries in Latin America, Asia Pacific, Middle East and Africa. In September 2012, Diovan lost exclusivity in the US. With respect to Diovan monotherapy (62% of Diovan Group sales in the US in 2012), no generic competitor has yet been approved by the FDA. Generic competition could come at any time. Diovan HCT is facing competition from multiple generic competitors in the US.

Exforge Group (USD 348 million, +18% cc), which includes Exforge and Exforge HCT, continued to grow at a solid double-digit rate, fueled by continued demand in the US, Asia Pacific and Middle East, as well as ongoing Exforge HCT launches in Asia and Latin America. Exforge delivered double-digit growth globally and is now available for patients in more than 100 countries. Exforge HCT, which consists of Exforge with a diuretic in a single pill, is now available in over 60 countries.

Galvus Group (USD 267 million, +40% cc), which includes Galvus (vildagliptin), an oral treatment for type 2 diabetes, and Eucreas, a single-pill combination of vildagliptin and metformin, continued to deliver strong growth across markets including Europe, Japan, Latin America and Asia Pacific. The strong performance was driven by a continued focus on patients whose diabetes remains uncontrolled on metformin, as well as an expansion of usage in new patient segments based on new indications. Galvus is currently approved in more than 110 countries, and Eucreas is currently approved in more than 100 countries.

Xolair (USD 141 million, +29% cc), currently approved in more than 90 countries as a treatment for persistent allergic asthma, continued to grow strongly in Europe, Japan, Canada and Latin America. Novartis co-promotes Xolair with Genentech/Roche in the US, and shares a portion of the operating income, but does not book US sales. A Phase III trial is progressing to support registration in China. Omalizumab, the active ingredient in Xolair, is in Phase III development for the treatment of a debilitating skin disease called chronic spontaneous urticaria, with regulatory filings planned in H2 2013.

Tekturna/Rasilez (USD 68 million, -46% cc) sales declined following label updates in the EU, US and Japan. Novartis voluntarily ceased to market Valturna, a single-pill combination containing aliskiren (the active ingredient in Tekturna/Rasilez) and valsartan, in the US as of July 2012.

Arcapta Neohaler/Onbrez Breezhaler (USD 43 million, +48% cc) continued to grow strongly worldwide as a once-daily long-acting beta2-agonist for the maintenance bronchodilator treatment of airflow obstruction in adult patients with chronic obstructive pulmonary disease. Indacaterol, the active ingredient in Arcapta Neohaler/Onbrez Breezhaler, is now approved in more than 90 countries.

ONCOLOGY
	Q1 2013	Q1 2012	% change
	USD m	USD m	USD	cc
Gleevec/Glivec	1 143	1 130	1	2
Tasigna	284	209	36	39
Subtotal Bcr-Abl franchise	1 427	1 339	7	8
Sandostatin	368	370	-1	1
Afinitor/Votubia	303	143	112	114
Zometa	242	327	-26	-25
Exjade	203	216	-6	-5
Femara	97	107	-9	-5
Jakavi	35	2	nm	nm
Other	78	79	-1	-2
Total	2 753	2 583	7	8
nm = not meaningful

Our Bcr-Abl franchise, consisting of Gleevec/Glivec and Tasigna, reached USD 1.4 billion (+8% cc) in the first quarter.

Gleevec/Glivec (USD 1.1 billion, +2% cc) grew slightly, despite the introduction of generics in certain markets and an increase in patients with Philadelphia chromosome-positive (Ph+) chronic myeloid leukemia (CML) being treated with Tasigna. In addition to its indication as a targeted therapy for Ph+ CML, Gleevec/Glivec is also indicated as a treatment for adult patients with metastatic and/or unresectable KIT+ gastrointestinal stromal tumors (GIST) and as an adjuvant treatment for certain adult patients following resection of KIT+ GIST. In January, the FDA approved Glivec for pediatric patients with newly-diagnosed Ph+ acute lymphoblastic leukemia in combination with chemotherapy.

Tasigna (USD 284 million, +39% cc) grew rapidly as a more effective, targeted therapy than Gleevec/Glivec for adult patients with Ph+ CML. It is currently approved as first-line therapy for patients with Ph+ CML in the chronic phase in more than 80 countries globally, including the US, EU, Japan and Switzerland, with additional submissions pending worldwide. Tasigna is also approved as a second-line treatment for patients with Ph+ CML in chronic and accelerated phases in more than 100 countries. Tasigna market share continues to rise in both the first-line and second-line settings.

Sandostatin (USD 368 million, +1% cc), a somatostatin analogue used to treat patients with acromegaly as well as patients with certain symptoms associated with carcinoid tumors and other types of gastrointestinal and pancreatic neuroendocrine tumors, continued to benefit from increasing use of Sandostatin LAR in key markets. A new presentation of Sandostatin LAR, which includes an enhanced diluent, safety needle and vial adapter, has been approved in 30 countries with additional filings underway. Sandostatin LAR is also approved in 39 countries for the delay of disease progression in patients with advanced neuroendocrine tumors of the midgut or unknown primary tumor location.

Afinitor/Votubia (USD 303 million, +114% cc), an oral inhibitor of the mTOR pathway, continued its strong growth in the first quarter following additional regulatory approvals and launches in HR+/HER2- advanced breast cancer, subependymal giant cell astrocytoma associated with tuberous sclerosis complex (TSC) and renal angiomyolipoma associated with TSC. Everolimus, the active ingredient in Afinitor/Votubia, is available under the trade names Zortress/Certican for use in other non-oncology indications and is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

Zometa (USD 242 million, -25% cc), used in the oncology setting to reduce or delay skeletal-related events in patients with bone metastases from solid tumors and multiple myeloma, declined as anticipated in the first quarter due to generic competition.

Exjade (USD 203 million, -5% cc), a once-daily oral therapy for chronic iron overload approved in more than 100 countries, saw sales decline despite strong performances in Japan, Asia, the Middle East, Canada and Europe. In January, the FDA approved Exjade as a treatment for chronic iron overload in patients with non-transfusion-dependent thalassemia (NTDT) syndromes, following EMA approval in the same indication in December 2012. The use of Exjade in NTDT has now been approved in 14 other countries with additional regulatory filings underway.

Jakavi (USD 35 million) grew as an oral inhibitor of the JAK 1 and JAK 2 tyrosine kinases. It is approved in the EU, Canada and other countries for the treatment of disease-related splenomegaly or symptoms in adult patients with primary myelofibrosis (also known as chronic idiopathic myelofibrosis), post-polycythemia vera myelofibrosis or post-essential thrombocythemia myelofibrosis. Jakavi is currently approved in more than 35 countries with additional worldwide regulatory filings underway.

SPECIALTY CARE

Neuroscience
	Q1 2013	Q1 2012	% change
	USD m	USD m	USD	cc
Gilenya	421	247	70	71
Exelon/Exelon Patch	266	271	-2	-1
Comtan/Stalevo	100	155	-35	-33
Extavia	41	37	11	12
Other (including Fanapt)	19	16	19	12
Total strategic franchise products	847	726	17	18
Established medicines	112	121	-7	-3
Total	959	847	13	15

Gilenya (USD 421 million, +71% cc) continued to show rapid growth as the first once-daily oral therapy for relapsing remitting and/or relapsing forms of multiple sclerosis (MS) in adult patients, and achieved blockbuster status in 2012 with USD 1.2 billion in annual sales. A recent analysis of two large Phase III studies showed that Gilenya significantly and consistently reduces the rate of brain volume loss versus a comparator in patients with relapsing MS. Gilenya is now approved in 72 countries, and it is estimated that it has been used to treat more than 63,000 patients in clinical trials and the post-marketing setting. Total patient exposure is approximately 73,000 patient years. With the approval of BG-12 in both Europe and the US, Gilenya faces new competition.

Exelon/Exelon Patch (USD 266 million, -1% cc) combined sales were steady in the first quarter. Exelon Patch, the transdermal form of the medicine, grew 12% (cc) and generated 92% of total Exelon sales in the quarter. Exelon Patch is approved for the treatment of mild-to-moderate Alzheimer’s disease dementia in more than 80 countries, including more than 20 countries where it is also approved for Parkinson's disease dementia. In Europe, Exelon Patch may face generic competition as marketing authorizations have been granted for the 5 cm2 and 10 cm2 patches; launches of Exelon Patch 15 cm2 in EU countries are on track.

Ophthalmics
	Q1 2013	Q1 2012	% change
	USD m	USD m	USD	cc
Lucentis	596	567	5	7
Other	17	22	-23	-21
Total	613	589	4	5

Lucentis (USD 596 million, +7% cc) continued to grow across three ocular indications: wet age-related macular degeneration (wet AMD), visual impairment due to diabetic macular edema (DME), and visual impairment due to macular edema secondary to retinal vein occlusion (RVO). In wet AMD, Lucentis is approved in more than 100 countries and individualized treatment is the standard of care. Lucentis is approved for the treatment of visual impairment due to DME in more than 90 countries and visual impairment due to macular edema secondary to RVO in 90 countries. Since its launch in 2007, Lucentis has accumulated more than 1.5 million patient-treatment years of exposure. Genentech/Roche holds the rights to Lucentis in the US. Lucentis is facing new competition in several markets, including Japan, Australia and Germany, from aflibercept.

Integrated Hospital Care
	Q1 2013	Q1 2012	% change
	USD m	USD m	USD	cc
Neoral/Sandimmun	182	198	-8	-4
Myfortic	149	133	12	15
Zortress/Certican	58	46	26	30
Ilaris	24	15	60	54
Other	102	98	4	5
Total strategic franchise products	515	490	5	8
Everolimus stent drug	80	86	-7	-6
Established medicines	240	285	-16	-15
Total	835	861	-3	-1

Zortress/Certican (USD 58 million, +30% cc), available in more than 90 countries to prevent organ rejection in adult heart and kidney transplant patients, continued to generate strong growth. It is also approved for liver transplant patients in the EU, US and other countries worldwide. Everolimus, the active ingredient in Zortress/Certican, is marketed for other indications under the trade names Afinitor/Votubia. Everolimus is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

Ilaris (USD 24 million, +54% cc) continued to show strong growth as a treatment for adults and children suffering from cryopyrin-associated periodic syndrome (CAPS), for which it is approved in more than 60 countries. In February, the EMA approved Ilaris for the treatment of adult patients whose acute gouty arthritis cannot be managed with the standard of care.

Critical Care
	Q1 2013	Q1 2012	% change
	USD m	USD m	USD	cc
TOBI	83	76	9	10
Total	83	76	9	10

TOBI (USD 83 million, +10% cc) sales, including both TOBI nebulizer solution and TOBI Podhaler dry powder formulations of the antibiotic tobramycin, showed solid growth in the first quarter. TOBI Podhaler contributed 17% of total sales. In March, the FDA approved TOBI Podhaler 28 mg per capsule for the management of cystic fibrosis patients age 6 years and older with Pseudomonas aeruginosa. TOBI Podhaler is also approved in the EU, Canada, Switzerland and other countries for similar indications.

Alcon
	Q1 2013	Q1 2012	% change
	USD m	USD m	USD	cc
Net sales	2 566	2 541	1	3
Operating income	412	363	13	24
As % of net sales	16.1	14.3
Core operating income	944	902	5	8
As % of net sales	36.8	35.5

First quarter

Net sales
Alcon net sales were USD 2.6 billion (+1%, +3% cc) in the first quarter driven by growth in Ophthalmic Pharmaceuticals and Vision Care franchises and offset by slower growth in Surgical.

Ophthalmic Pharmaceuticals (+2%, +5% cc) was led by market share gains in fixed combination glaucoma products in non-US markets, balanced by the impact of generic prostaglandins on Travatan in the US. Vision Care grew (+1%, +3% cc) as a result of solid sales in contact lenses. The Surgical franchise (-1%, +2% cc) was impacted by a slowdown of global cataract procedures and reduced sales growth of capital equipment. New equipment sales weakened due to strong sales in the fourth quarter of 2012 coupled with a strong first quarter 2012 comparator. Equipment sales are expected to remain soft ahead of a refresh of the portfolio later in the year.

Regionally, sales growth was led by a strong performance in Japan (-8%, +7% cc), resulting from higher Ophthalmic Pharmaceuticals sales ahead of the allergy season and market share gains in IOLs. Asia (+5%, +5% cc) showed robust growth in Ophthalmic Pharmaceuticals and Vision Care. North America and Latin America (+2%, 3% cc) were led by continued strong growth in contact lenses. Sales in Europe, the Middle East and Africa (+1%, +1% cc) were slightly higher.

Operating income
Operating income increased 13% (+24% cc) to USD 412 million driven by revenue growth, continued productivity improvements and cost containment measures, despite continued investments in innovation and market development in emerging markets.

Adjustments to arrive at core operating income amounted to USD 532 million, consisting of USD 480 million for the amortization of intangible assets, integration costs of USD 53 million and manufacturing footprint and other net costs of USD 11 million, offset by an exceptional gain due to a reduction of a contingent consideration obligation of USD 12 million.

Alcon increased core operating income to USD 944 million (+5%, +8% cc), delivering another quarter of strong operating leverage. Core operating income margin increased by 1.8 percentage points in constant currencies; with a negative currency impact of 0.5 percentage points, this resulted in a net increase of 1.3 percentage points to 36.8% of net sales. Gross margin decreased 0.5 percentage points to 74.1% of net sales impacted by inventory-related provisions. Marketing & Sales expenses, which represented 22.4% of net sales, improved by 1.8 percentage points (cc) driven by synergies and productivity. General & Administration expenses increased 0.7 percentage points (cc) versus the prior-year quarter to 5.7% of net sales as a result of increased legal fees. Investments in R&D represented 8.8% of net sales, an improvement of 0.9 percentage points from the 2012 period.

Alcon product review

Surgical
	Q1 2013	Q1 2012	% change
	USD m	USD m	USD	cc
Cataract products	710	713	0	2
IOLs – Cataract	315	319	-1	1
Vitreoretinal products	137	141	-3	0
Refractive/Other	65	64	2	4
Total	912	918	-1	2

Global Surgical sales in the first quarter were USD 912 million (-1%, +2% cc), impacted by a slowdown of global cataract procedures and reduced sales growth of capital equipment. Variability in quarterly cataract procedure growth is not uncommon from a historical standpoint, but annualized trends tend to remain consistent year over year. Cataract procedure growth in the first quarter of 2013 is estimated to be at a three-year quarterly low, cycling over a strong first-quarter comparator in 2012. Sales of intraocular lenses (-1%, +1% cc) were in line with the market. Advanced technology intraocular lenses (ATIOLs) (-2%, +1% cc) also achieved growth consistent with the market. In the US, sales growth in ATIOLs was measured against a prior year that included an expansion in the AcrySof Toric line to treat patients with higher-order astigmatism. In Surgical equipment, new equipment sales weakened due to strong sales in the fourth quarter of 2012 coupled with a strong first quarter 2012 comparator. Equipment sales are expected to remain soft ahead of a refresh of the portfolio later in the year.

Ophthalmic Pharmaceuticals
	Q1 2013	Q1 2012	% change
	USD m	USD m	USD	cc
Glaucoma	309	306	1	4
Allergy/Otic/Nasal	290	264	10	14
Infection/Inflammation	245	250	-2	-1
Dry Eye/Other	207	209	-1	0
Total	1 051	1 029	2	5

Global sales of Ophthalmic Pharmaceuticals products totaled USD 1.1 billion (+2%, +5% cc) in the first quarter. Sales growth of glaucoma products in non-US markets (+4%, +8% cc) were led by DuoTrav and Azarga, offset by the impact of generic prostaglandin competition on Travatan in the US. Allergy sales, including Pataday/Patanol products, grew strongly as a result of pre-season shipments in the US and Japan. In the Infection/Inflammation segment, sales weakened for Vigamox and Tobradex in the US. Dry Eye continued to show strong growth in the Systane dry eye product family (+13%, +14% cc).

Vision Care
	Q1 2013	Q1 2012	% change
	USD m	USD m	USD	cc
Contact lenses	439	424	4	5
Contact lens care	164	170	-4	-3
Total	603	594	1	3

Vision Care global product sales were USD 603 million (+1%, +3% cc). Contact lens performance was driven by the continued strong global growth of Air Optix (+9%, +11% cc). Regionally, solid sales growth of the Dailies brand in the US and in Latin America and the continued success of the Dailies Total1 launch in an increased number of European markets contributed to the performance of the franchise. This was offset by softness in contact lens solution sales (-4%, -3% cc) driven by distributor buying patterns.

Sandoz
	Q1 2013	Q1 2012	% change
	USD m	USD m	USD	cc
Net sales	2 259	2 124	6	7
Operating income	251	298	-16	-15
As % of net sales	11.1	14.0
Core operating income	431	382	13	14
As % of net sales	19.1	18.0

First quarter

Net sales
Sandoz net sales increased 6% (+7% cc) to USD 2.3 billion. Volume grew 12 percentage points, price erosion was 11 percentage points (significantly higher prior-year pricing for enoxaparin), and Fougera contributed 6 percentage points of growth in the first quarter. Western Europe, Central and Eastern Europe, Asia, and biosimilars showed strong double-digit sales growth; the US, Germany and Latin America grew at a mid-single-digit rate.

US retail generics and biosimilars sales (USD 664 million, +4% cc) increased as the Fougera acquisition offset a USD 129 million decline in enoxaparin sales to USD 47 million. Western Europe retail generics and biosimilars grew strongly (+12% cc), driven by high double-digit growth in France and several other European countries. German sales of retail generics and biosimilars (USD 289 million, +5% cc) increased, benefitting from significant volume expansion and a soft prior-year quarter. Japan grew 29% (cc) in the quarter. Emerging markets grew strongly, led by Central and Eastern Europe (+16% cc), the Middle East and Africa (+24% cc), and Asia (+13% cc).

Sandoz continued to strengthen its leading position globally in biosimilars (USD 94 million, +22% cc), with double-digit sales growth driven by strong momentum in its three in-market products – Omnitrope (human growth hormone), Binocrit (epoetin alfa) and Zarzio (filgrastim) – each of which is the leading biosimilar in its respective market segment. Zarzio now has approximately 24% volume share in Europe in the short-acting G-CSF segment.

Operating income
Operating income decreased by 16% (-15% cc) to USD 251 million. The operating income margin declined by 2.9 percentage points to 11.1% of net sales, due to USD 79 million of provisions for legal matters.

Adjustments to arrive at core operating income amounted to a net expense of USD 180 million, driven by USD 101 million for the amortization of intangible assets and the USD 79 million of provisions mentioned above.

Core operating income increased 13% (+14% cc) to USD 431 million. Core operating income margin increased by 1.1 percentage points in constant currencies, benefitting from the addition of the Fougera business, as well as a strong sales performance in several high-margin markets; currency had no impact, resulting in a core operating income margin of 19.1% of net sales. Gross margin including Fougera increased by 2.5 percentage points (cc) in the quarter, reflecting a favorable sales mix. Marketing & Sales expenses increased by 0.7 percentage points (cc) as a result of Fougera’s integration as well as investments into strongly growing businesses in Western Europe and emerging markets. R&D expenses decreased by 0.4 percentage points (cc) as overall investments grew slower than sales in the quarter despite the continued ramp-up of investments into biosimilars and respiratory pipeline products. General & Administration expenses were flat in the quarter. Other Income and Expense, net increased by 1.1 percentage points (cc) due to higher net costs of litigation and legal settlements as well as healthcare contributions to the US government.

Vaccines and Diagnostics
	Q1 2013	Q1 2012	% change
	USD m	USD m	USD	cc
Net sales	327	299	9	10
Operating loss	-157	-173	-9	-9
As % of net sales	-48.0	-57.9
Core operating loss	-98	-118	-17	-17
As % of net sales	-30.0	-39.5

First quarter

Net sales
Net sales were USD 327 million (+9%, +10% cc) for the quarter, compared to USD 299 million in the prior-year period. The growth in net sales was driven by US and UK pre-pandemic sales, the phasing of bulk pediatric shipments, and a strong late influenza season in the US, partially offset by the meningococcal disease franchise due to the timing of supply shipments.

Operating loss
Reported operating loss was USD 157 million for the quarter compared to a loss of USD 173 million for the same period in 2012.

Adjustments to arrive at core operating loss amounted to USD 59 million, including USD 57 million for the amortization of intangible assets. The prior-year adjustments amounted to USD 55 million, also mainly due to the amortization of intangible assets.

Core operating loss for the period was USD 98 million compared to a loss of USD 118 million in the same period last year primarily as a result of higher sales and strong cost containment measures.

Consumer Health
	Q1 2013	Q1 2012	% change
	USD m	USD m	USD	cc
Net sales	987	932	6	7
Operating income	11	12	-8	-11
As % of net sales	1.1	1.3
Core operating income	76	41	85	85
As % of net sales	7.7	4.4

First quarter

Net sales
Consumer Health returned to growth in the first quarter as sales increased 6% (+7% cc) to USD 987 million. During the quarter, progress also continued at the Lincoln, Nebraska manufacturing facility. The FDA completed an inspection of the site in February and in April Consumer Health resumed shipping Sentinel, a companion animal parasiticide product. To speed our return to the US market, we continued to engage third-party manufacturers to produce OTC products like Excedrin, Lamisil and Triaminic, which we resumed shipping in the fourth quarter of 2012. Benefiber will be the next re-launch (expected in the second quarter) followed by Theraflu in North America later in the year.

OTC sales grew at a double-digit rate versus the first quarter of 2012, driven by recent re-launches of key OTC brands as well as double-digit sales growth in Voltaren, Otrivin and Theraflu, the three largest OTC brands. The Excedrin brand is regaining momentum following US re-launches of Excedrin Migraine in the fourth quarter of 2012 and Excedrin Extra Strength in the first quarter of 2013. Voltaren, which is now the number 2 and fastest-growing analgesic brand globally, contributed double-digit sales growth in the quarter, following successful launches of an extra strength and extended relief (12 hours) formulation in several European markets. Otrivin and Theraflu also had double-digit sales increases in the quarter. These four brands now account for nearly 50% of OTC’s sales globally.

Animal Health sales declined at a low single-digit rate compared to the first quarter of 2012 due to limited sales of companion animal products previously manufactured at Lincoln, mainly impacting the US and Canada. Excluding the Lincoln brands, Animal Health achieved mid-single-digit growth. In Europe, the business also delivered mid-single-digit growth, led by the UK and France. Milbemax continued to be the number one de-wormer for cats and dogs in that region, with high double-digit sales growth. Emerging Growth Markets delivered double-digit growth, led by Russia and Brazil. Denagard, an oral anti-infective for pigs and poultry, continued to drive growth across several markets with continued strong results in the US.

Operating income
Consumer Health reported first quarter operating income of USD 11 million (-8%, -11% cc) versus the prior-year quarter income of USD 12 million. Operating income includes exceptional charges for the restructuring and simplification of the Lincoln facility to focus on the production of two product forms – solid and powder – for key brands Excedrin, Theraflu and Sentinel. A provision of USD 51 million (out of an expected total of USD 100 million) has been recognized in the first quarter, mainly related to the impairment of assets and severance at the site.

Adjustments to arrive at core operating income amounted to USD 65 million, principally consisting of the above-mentioned USD 51 million charge for the Lincoln site. The prior-year adjustments amounted to USD 29 million.

Core operating income increased 85% (+85% cc) to USD 76 million. Core operating margin increased by 3.2 percentage points in constant currencies; currency had a positive impact of 0.1 percentage points, resulting in a core operating income margin of 7.7% of net sales. Higher revenues, together with lower current-year remediation costs and higher royalty income, generated a gross margin increase of 2.2 percentage points (cc). Marketing & Sales expenses increased by 0.6 percentage points (cc) behind investments to support the re-launch of products from third-party manufacturers as well as to promote the growth of key brands. R&D expenses grew in line with net sales (flat in percentage points) while General & Administration expenses increased 0.7 percentage points (cc) due to investments into upgrade of IT systems. Other Income and Expense, net improved by 2.3 percentage points (cc), largely due to exceptional income from the divestment of smaller non-core brands in Europe and the US in the first quarter.

CASH FLOW AND GROUP BALANCE SHEET

Cash flow

Cash flow from operating activities in the first quarter of 2013 was USD 1.8 billion compared to USD 2.5 billion in the prior-year period due to higher working capital and payments of taxes.

Investing activities provided a cash inflow of USD 0.7 billion, compared to an outflow of USD 0.4 billion in the prior-year period, mainly due to the proceeds from the sale of marketable securities amounting to USD 1.2 billion. The total amount invested in property, plant and equipment (USD 0.5 billion) and intangible assets (USD 0.2 billion) were at a similar level to the prior-year quarter.

The cash outflow for financing activities amounted to USD 3.3 billion in the first quarter of 2013, compared to USD 1.7 billion in the prior-year quarter. This change was principally due to lower utilization of commercial paper programs and from proceeds following the exercise of options related to our employee participation programs compared to prior-year quarter.

Free cash flow of USD 1.3 billion was USD 0.8 billion lower than in the prior year, mainly due to higher tax payments and working capital requirements compared to the first quarter of 2012.

Balance sheet

Assets
Total non-current assets of USD 94.2 billion at March 31, 2013 reduced by USD 2.0 billion during the period, mainly on account of the appreciation of the US dollar compared to other key currencies, which contributed USD 1.2 billion to the reduction.

Total current assets of USD 26.8 billion at March 31, 2013 reduced by USD 1.2 billion compared to the prior-year end as the reduction in cash, short-term deposits and marketable securities of USD 2.1 billion was partially compensated by increases in trade receivables, inventories and other current assets.

Financial debt
Total short-term and long-term financial debt including derivatives amounted to USD 20.9 billion at March 31, 2013 compared to USD 19.7 billion at December 31, 2012. Long-term debt decreased to USD 11.6 billion from USD 13.8 billion at December 31, 2012 mainly as a result of a reclassification of bonds reaching maturity within one year to short-term debt. As a result of this and issuances under the commercial paper programs, short-term borrowings increased to USD 9.3 billion at March 31, 2013 from USD 5.9 billion at December 31, 2012.

Liabilities
Other non-current liabilities amounted to USD 15.9 billion at March 31, 2013 compared to USD 17.1 billion at the prior year-end. Trade payables of USD 4.9 billion and other current liabilities of USD 12.2 billion at March 31, 2013 reduced by USD 0.7 billion and USD 0.4 billion, respectively.

Group equity
The Group’s total equity fell by USD 2.1 billion to USD 67.1 billion as of March 31, 2013, compared to an equity of USD 69.3 billion at the end of 2012. This reduction was driven by the dividend payment of USD 6.1 billion, which was only partially offset by net income of USD 2.4 billion, net proceeds from the sale of treasury shares of USD 1.2 billion, and equity movements related to share-based compensation transactions of USD 0.4 billion.

Net debt and debt/equity ratio
The Group’s debt/equity ratio increased to 0.31:1 at March 31, 2013 compared to 0.28:1 at December 31, 2012. This is due to the reduction in total equity following the dividend payment for 2012 in February 2013. The Group’s liquidity amounted to USD 6.0 billion at the end of the period, compared to USD 8.1 billion at December 31, 2012, and net debt increased by USD 3.3 billion to USD 14.9 billion in the same period.

INNOVATION REVIEW

Benefiting from our continued focus on innovation, Novartis has one of the industry’s most competitive pipelines with more than 200 projects in clinical development, including 135 in Pharmaceuticals.

Key developments in the first quarter of 2013 include:

New approvals and positive opinions

•
The FDA approved Glivec (imatinib) for pediatric patients with newly-diagnosed Philadelphia chromosome-positive acute lymphoblastic leukemia (Ph+ ALL) in combination with chemotherapy. ALL is the most common type of pediatric cancer, affecting approximately 2,900 children and adolescents younger than 20 years of age in the US.

•
Following EMA approval, the FDA approved a new indication for Exjade (deferasirox) for the treatment of chronic iron overload in patients 10 years of age and older with non-transfusion-dependent thalassemia (NTDT) syndromes and with a liver iron concentration of at least 5 mg of iron per gram dry weight and a serum ferritin measurement greater than 300 micrograms per liter. Exjade is the first treatment indicated for patients with these types of thalassemia in the US.

•
The FDA has approved Zortress (everolimus) for the prophylaxis of organ rejection in adult patients receiving a liver transplant. Zortress is the first immunosuppressant approved by the FDA in over a decade for use following liver transplantation.

•
The EMA approved Ilaris (canakinumab) for the symptomatic treatment of adult patients with frequent gouty arthritis attacks (at least 3 attacks in the previous 12 months) in whom non-steroidal anti-inflammatory drugs and colchicine are contraindicated, are not tolerated, or do not provide an adequate response, and in whom repeated courses of corticosteroids are not appropriate. The EMA has also approved an extension of the indication of Ilaris in cryopyrin-associated periodic syndrome (CAPS) to include younger patients from 2 years of age, and to increase the maximum dose of Ilaris to 600 mg or 8 mg/kg every 8 weeks in CAPS patients who do not achieve a satisfactory clinical response at the previously approved dose.

•
Vildagliptin 50mg received approval in Japan under the name Equa with the new add-on indications of type 2 diabetes mellitus. This marks the first time an oral anti-hyperglycemic medicine has been approved with these indications in Japan.

•	The FDA approved TOBI Podhaler (tobramycin) 28 mg per capsule for the management of cystic fibrosis patients age 6 years and older with Pseudomonas aeruginosa bacteria in the lungs.

•
The EMA approved the 13.3 mg/24h (15cm²) Exelon Patch (rivastigmine) line extension for the symptomatic treatment of patients with mild-to-moderately severe Alzheimer’s disease dementia. The higher dose Exelon Patch offers another therapeutic option for appropriate patients and dosing flexibility for physicians.

•
The EMA issued the marketing authorization for Jetrea (ocriplasmin) to treat sight-threatening vitreomacular traction and macular hole. Alcon acquired the rights to commercialize Jetrea outside the US from ThromboGenics, which retains the rights to commercialize the drug in the US. Jetrea was approved in the US for the treatment of patients with symptomatic vitreomacular adhesion in the fourth quarter of 2012.

•
Alcon received approval to market Dailies Aqua ComfortPlus Toric contact lenses in the US. These lenses bring the benefits of Dailies Aqua ComfortPlus – superior comfort upon insertion and blink-activated moisture for all-day comfort – to lens wearers with astigmatism.

•
Alcon received approval to market AcrySof IQ ReSTOR 2.5D in Brazil, providing cataract patients in need of presbyopic correction with a choice to address lifestyle preferences with activities requiring excellent intermediate vision in addition to excellent distance vision.

•	Brazil also approved a number of vitreoretinal surgical instruments, which allow for sutureless surgeries, thus reducing surgical trauma.

•
The State Food and Drug Administration (SFDA) in China approved the LenSx laser for cataract removal. The new method for cataractous lens removal supports efforts to minimize trauma associated with cataract surgery.

•
The EMA approved Bexsero, our breakthrough meningococcal serogroup B (MenB) vaccine, making it the first vaccine for the prevention of this disease across Europe. First launch in some European markets is expected in late 2013 or the first half of 2014.

Regulatory submissions and filings

•
US and EU regulatory submissions for ACZ885 (canakinumab) in systemic juvenile idiopathic arthritis (SJIA) have been completed and priority review has been granted by the FDA. The submissions were based on two pivotal studies, which met their primary endpoints, showing that ACZ885 provides significant symptom relief in young patients with this serious form of childhood arthritis. SJIA is a rare, disabling and potentially fatal autoinflammatory disease, characterized by daily spiking fevers, rash, chronic pain and arthritis.

•
Regulatory submissions for RLX030 (serelaxin) for the treatment of acute heart failure were completed in countries including Switzerland and Singapore in the first quarter, based on results from the Phase III RELAX-AHF study.

•
Novartis has withdrawn its application to the Japanese Pharmaceuticals and Medical Devices Agency (PMDA) for approval of QTI571 (imatinib) as an add-on treatment for pulmonary arterial hypertension (PAH) following feedback that additional data would be needed to support approval. The EU and Switzerland applications were withdrawn in January 2013.

•
Alcon filed applications to market AcrySof IQ ReSTOR Toric 3.0D in Japan and AcrySof IQ ReSTOR Toric 2.5D in Brazil for patients with presbyopia or astigmatism. It also filed a 510(k) notification in the US to expand the indication for the topography-guided LASIK with the WaveLight Allegretto Eye-Q laser technology to include the treatment of myopia.

Results from ongoing trials

•
Data published in The Lancet showed the significant benefit of Afinitor (everolimus) tablets in patients with non-cancerous kidney tumors associated with tuberous sclerosis complex (TSC). Data published from the EXIST-2 trial showed TSC patients with renal angiomyolipomas on Afinitor experienced a significant reduction in tumor size and the absence of tumor progression. In patients with skin lesions, a key concern for those with TSC, a 26% response rate was seen with everolimus versus 0% with placebo.

•
New results presented at the 65th annual meeting of the American Academy of Neurology (AAN) showed that Gilenya (fingolimod) significantly and consistently reduces the rate of brain volume loss in patients with relapsing multiple sclerosis. This reduction is seen as early as 6 months and for an extended time, consistent with previously reported results.

•
Separately at AAN, results from a subgroup analysis of 1,083 patients showed that Gilenya reduced annualized relapse rates compared to placebo in patients with relapsing-remitting MS, across gender, age, prior treatment, and baseline disease activity. In addition, new data from the FREEDOMS II study extension involving 632 patients reinforced the known safety profile of Gilenya in patients treated up to four years. More than eight out of ten patients (83%) completed the extension study, which confirmed the safety profile from the pivotal studies.

•
Novartis reported positive Phase III data for omalizumab (approved for the treatment of severe allergic asthma under the trade name Xolair) in chronic spontaneous urticaria (CSU), a chronic form of hives. Specifically, results from ASTERIA II, the first of three Phase III placebo-controlled studies evaluating the efficacy and safety of omalizumab in CSU, demonstrated a significant improvement in itch in patients with moderate to severe CSU who remain symptomatic despite treatment with approved antihistamine doses. The study met its primary endpoint, showing that omalizumab given at doses of 150 and 300 mg every four weeks for 12 weeks significantly improved the mean weekly Itch Severity Score (ISS) from baseline compared with placebo. At the end of the treatment period (week 12), more than three times as many patients treated with omalizumab 300 mg had well-controlled disease compared to placebo (66% and 19%, respectively). The incidence and severity of adverse events was similar across treatment groups.

•
Results of the Phase III RADIANCE study of Lucentis (ranibizumab) in patients with visual impairment due to choroidal neovascularization secondary to pathologic myopia (myopic CNV) demonstrated that Lucentis provides superior improvement in visual acuity compared to the current standard of care, Visudyne® (verteporfin PDT). Data were presented at the Asia-Pacific Academy of Ophthalmology (APAO) Congress and showed better outcomes for Lucentis patients with 38% and 43% in the Lucentis treatment groups gaining 15 or more letters compared with only 15% in the Visudyne® group at month three. The safety profile of Lucentis was consistent with that observed in other studies.

•
GLOW 5 met its primary endpoint and demonstrated the non-inferiority of Seebri Breezhaler (glycopyrronium) 50 mcg once-daily compared to tiotropium 18 mcg once-daily as measured by trough FEV1 at 12 weeks. This Phase IIIb study was a 12-week blinded, double-dummy study and included moderate-to-severe COPD patients. The full results will be presented at an upcoming medical congress.

•
The Phase IIIb study GLOW 6 met its primary endpoint and demonstrated the superiority of treating moderate-to-severe COPD patients with both Seebri Breezhaler (glycopyrronium) 50 mcg and Onbrez Breezhaler (indacaterol) 150 mcg administered once-daily, versus treating patients with indacaterol 150 mcg alone as measured by trough FEV1 at week 12. The results of the study demonstrated that combining once-daily bronchodilators of two different classes results in a statistically significant improvement in FEV1 and a statistically significant reduction in dyspnea, or shortness of breath. The full results will be presented at an upcoming medical congress.

•
Data from the 64-week Phase III SPARK study were published in the Lancet Respiratory Medicine. The results showed that investigational once-daily (QD) dual bronchodilator QVA149 (indacaterol maleate 110 mcg / glycopyrronium 50 mcg) reduced  the overall rate of exacerbations, improved lung function and health-related quality of life (SGRQ) compared to QD glycopyrronium 50 mcg  and QD open-label tiotropium 18 mcg  in patients with severe and very severe COPD.

•
INVIGORATE, the first study to investigate Onbrez Breezhaler (indacaterol) 150 mcg once-daily specifically in a severe COPD population with a documented history of exacerbations, met its primary endpoint by demonstrating non-inferiority of Onbrez Breezhaler 150 mcg once-daily versus tiotropium 18 mcg as measured by trough FEV1 at 12 weeks. The key secondary endpoint of non-inferiority of indacaterol 150 mcg once-daily compared to tiotropium 18 mcg for the rate of moderate-to-severe exacerbations over one year was not met. In terms of health status and breathlessness, both drugs were associated with clinically relevant and similar improvements from baseline at all visits.

Q1 2013 selected approvals: US, Europe and Japan

Product	Active ingredient	Indication	Approval date
Diovan Oral Dispersible Tablets	Valsartan	Hypertension	Japan – February
Ilaris	Canakinumab	Gouty arthritis	EU – February
Equa (Galvus)	Vildagliptin	Add-on indication in type 2 diabetes mellitus	Japan – February
Exjade	Deferasirox	Non-transfusion-dependent thalassemia syndromes	US – January
Exelon Patch 15 cm2	Rivastigmine	Alzheimer’s disease	EU – January
Glivec/Gleevec	Imatinib	Pediatric Ph+ acute lymphoblastic leukemia	US – January
Zortress/Certican	Everolimus	Prophylaxis of organ rejection in adult patients receiving a liver transplant	US – February

TOBI Podhaler	Tobramycin inhalation powder	Oral inhalation for the management of cystic fibrosis patients with Pseudomonas aeruginosa	US – March

Selected projects awaiting regulatory decisions
Completed submissions
Product	Indication	US	EU	Japan	News update
ACZ885	Gouty arthritis	Q1 2011	Approved
- EMA approved in Feb. 2013
- Novartis is working with the FDA on next steps, following the Agency’s request for additional clinical data to evaluate the benefit-risk profile in gouty arthritis refractory patients

	Systemic juvenile idiopathic arthritis	Q4 2012	Q4 2012		- EU and US filings achieved in Nov. 2012 - Priority review granted by FDA - First ever approval achieved in Russia in Mar. 2013
Exelon Patch	Severe Alzheimer’s disease	Q4 2012	Q4 2012
Lucentis	Visual impairment due to diabetic macular edema		Approved	Q1 2012	- Japan filing achieved in Mar. 2012
	Visual impairment due to macular edema secondary to retinal vein occlusion		Approved	Q4 2012	- Japan filing achieved in Oct. 2012
	Visual impairment due to choroidal neo-vascularization secondary to pathological myopia		Q3 2012	Q4 2012	- EU filing achieved in Sep. 2012 - Japan filing achieved in Oct. 2012
NVA237	Chronic obstructive pulmonary disease		Approved	Approved	- Phase III agreed with FDA; US trials initiated Q4 2012, filing expected in Q1 2014
QVA149	Chronic obstructive pulmonary disease		Q4 2012	Q4 2012
- Phase III agreed with FDA; US trials initiated Q4 2012; filing in the US expected end of 2014
- EU marketing authorization application filed in Oct. 2012
- Japan marketing authorization submission achieved Nov. 2012

RLX030	Acute heart failure		Q4 2012		- Submissions in Switzerland, Singapore and Indonesia completed in Q1 2013 - EU submission Dec. 2012 - US submission expected in Q2 2013

Selected Pharmaceuticals pipeline projects
Project/ Compound	Potential indication/ Disease area	First planned submissions	Current Phase	News update
ACZ885	Secondary prevention of cardiovascular events	2016	III
Afinitor/Votubia	HER2+ breast cancer 1st line	2014	III
	HER2+ breast cancer 2nd/3rd line	2013	III

	Hepatocellular cancer	2013	III
	Non-functioning GI/lung, NET	2015	III
	TSC seizure	2015	III	- Phase III expected to start in 2013
	Diffuse large B-cell lymphoma	2015	III
AFQ056	Fragile X syndrome	2014	III
	Parkinson’s disease, L-dopa induced dyskinesia	2015	II
AIN457	Psoriasis	2013	III	- Data from six Phase III studies and regulatory submissions expected in H2 2013
	Arthritides (rheumatoid arthritis, ankylosing spondylitis, psoriatic arthritis)	2014	III	- Phase III data expected in 2014
	Multiple sclerosis	≥ 2017	II
Aliskiren	Chronic heart failure	2015	III	- Phase III outcome study (ATMOSPHERE) ongoing in heart failure
AUY922	Solid tumors	≥ 2017	II
BAF312	Multiple sclerosis (MS)	≥ 2017	III	- Phase III study in secondary progressive MS began in Q4 2012
BCT197	COPD	≥ 2017	II
BEZ235	Solid tumors	≥ 2017	II
BGS649	Obese hypogonadotropic hypogonadism	≥ 2017	II
BKM120	Breast cancer	2015	III
	Solid tumors	≥ 2017	I
BYL719	Solid tumors	≥ 2017	I
BYM338	Sporadic inclusion body myositis	2016	II
CAD106	Alzheimer’s disease	≥ 2017	II
CTL019	Leukemia	2016	II
DEB025	Hepatitis C	≥ 2017	III	- Clinical program on partial hold - Novartis is working closely with the FDA to determine next steps
Gilenya	Chronic inflammatory demyelinating polyradiculo neuropathy	2016	II
Jakavi	Polycythemia vera	2014	III	Phase III RESPONSE study fully enrolled
KAE609	Malaria	≥ 2017	II
LBH589	Relapsed or relapsed-and-refractory multiple myeloma	2013	III
LCI699	Cushing’s	2016	II
LCQ908	Familial chylomicronemia syndrome	2014	III
LCZ696	Chronic heart failure	2014	III	- Second Phase III outcomes study (PARAGON-HF) in patients with heart failure with preserved ejection fraction will start in Q4 2013
	Hypertension	2013	III	- Phase III for the indication of 1st line treatment of hypertension
LDE225	Advanced basal cell carcinoma	2014	II
	Solid tumors	≥ 2017	I
LDK378	ALK-positive advanced non-small cell lung cancer	2014	II	- Granted Breakthrough Therapy designation by FDA in Mar. 2013

LFF571	Clostridium difficile infection	≥ 2017	II
LGX818	Solid tumors	≥ 2017	I
LIK066	Type II diabetes	≥ 2017	II
Lucentis	Choroidal neovascularization and macular edema1	2016	II
MEK162	Solid tumors	2015	II	- Pivotal Phase III study expected to start 2013
PKC412	Aggressive systemic mastocytosis	2015	II
	Acute myeloid leukemia	2015	III
QAW039	Asthma	≥ 2017	II
QGE031	Severe allergic diseases	≥ 2017	II
QMF149	COPD	2015	II
	Asthma	2015	II
Signifor LAR2	Acromegaly	2013	III
	Cushing’s	2015	III
Tasigna	CML treatment free	≥ 2017	II
TKI258	Renal cell carcinoma	2013	III
	Solid tumors	2016	II
Xolair	Chronic spontaneous urticaria (CSU)	2013	III	- Data from ASTERIA-I and GLACIAL expected in coming months - Submission for CSU indication planned in H2 2013
1	Choroidal neovascularization and macular edema secondary to conditions other than age related macular degeneration, diabetic macular edema, retinal vein occlusion and choroidal neo-vascularization secondary to pathological myopia.
2	Long-acting release.

Selected Alcon pipeline projects

Project/ Compound	Potential indication/ Disease area	Planned submissions	Current Phase	News update
SURGICAL
AcrySof IQ ReSTOR IOL 2.5D	Cataract	US 2013 JP 2013	Advanced Advanced
AcrySof IQ ReSTOR Toric IOL 2.5D	Cataract	US 2014 JP 2015	Advanced Advanced
AcrySof IQ ReSTOR 3.0D Toric IOL	Cataract	US 2013 JP 2013	Advanced Filed	- Japan filing occurred Q1 2013 - US filing expected Q2 2013
AcrySof IQ ReSTOR 3.0D Toric IOL diopter range expansion	Cataract	US 2014 JP 2015	Advanced Advanced
AcrySof IQ Toric IOL low diopter range expansion	Cataract	US 2013 JP 2013	Advanced Advanced
AcrySof Cachet angle-supported phakic lens	Refractive	US 2013 JP 2013	Advanced Advanced
Infiniti system upgrade	Cataract	JP 2012	Filed
Intrepid IOL	Cataract	US 2013 EU 2013 JP 2013	Advanced Advanced Advanced
Next generation Phaco system	Cataract	US 2012 EU 2013 JP 2013	Approved Advanced Advanced
Surgical Planning System	Cataract	US 2013 EU 2013 JP 2014	Advanced Advanced Advanced
LenSx Laser	Cataract	JP 2013	Filed	- Japan filing occurred Q1 2013

LenSx Laser, system expansion	Refractive	US 2013 EU 2013 JP 2015	Advanced Advanced Advanced
Allegretto EX-500 laser, new indication	Refractive	US 2013	Filed	- Indication for treating myopia filed in Q1
OPHTHALMIC PHARMACEUTICALS
Azorga	Glaucoma	JP 2012	Filed	- Filed Q4 2012
Brinzolamide/ Brimonidine fixed combination	Glaucoma	US 2012 EU 2013	Filed Phase III	- FDA approved in Q2 2013
Travatan, new formulation	Glaucoma	US 2013 EU 2012	Phase III Filed
Jetrea	Retina	EU 2011	Approved	- Ocriplasmin; approved Mar. 2013; ex-US in-license from Thrombogenics
Nepafenac, new formulation	Anti-inflammatory	US 2011 EU 2012	Approved Filed	- FDA approved Ilevro Q4 2012
Pataday, new formulation	Allergy	US 2013	Phase III
AL-60371	Otic infections	US 2013	Phase III
VISION CARE
Dailies Total1 lens	Contact lens	EU 2011 JP 2012 US 2011	Approved Approved Approved	- Approved in Japan in Q4 2012
New toric lens design	Contact lens	US 2012 JP 2012	Approved Filed	- US approval Feb. 2013
New lens solution	Lens solution	US 2014 EU 2014 JP 2015	Advanced Advanced Advanced

Selected Vaccines and Diagnostics pipeline projects

Project/ Compound	Potential indication/ Disease area	Planned submissions	Current Phase	News update
Bexsero (EU)	Multi-component vaccine for prevention of meningococcal disease (serogroup B)	Complete	Approved	- EMA approved Bexsero in Jan. 2013
Menveo (US, infant)	Prevention of meningococcal disease (serogroups A, C, Y and W-135) in infants and toddlers, and young children	Complete	Registration	- Resubmission completed in Jan. 2013
Fluad (US)	Seasonal influenza (trivalent subunit vaccine with MF59 adjuvant)	2013	III	- US Phase III study for older adults (65 years of age and older) and study in children completed - data analysis underway
Quadrivalent Influenza Vaccine (QIV)	Seasonal influenza	≥2013	II	- Phase III start planned for 2013
MenABCWY	Prevention of meningococcal disease (serogroups A, B, C, Y and W-135)	≥2013	II	- Phase III under evaluation
Group B streptococcus	Prevention of group B streptococcus	≥2013	II
Staph. aureus	Prevention of Staphylococcus aureus	≥2013	I
TdaP	Prevention of tetanus, diphtheria, pertussis	≥2013	I

CONDENSED FIRST QUARTER 2013 CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements

First quarter  (unaudited)

	Q1 2013 USD m	Restated[1] Q1 2012 USD m	Change USD m

Net sales	14 016	13 735	281

Other revenues	190	178	12

Cost of goods sold	-4 606	-4 484	-122

Gross profit	9 600	9 429	171

Marketing & Sales	-3 457	-3 495	38

Research & Development	-2 297	-2 235	-62

General & Administration	-761	-719	-42

Other income	369	351	18

Other expense	-558	-595	37

Operating income	2 896	2 736	160

Income from associated companies	111	128	-17

Interest expense	-175	-164	-11

Other financial income and expense	7	-41	48

Income before taxes	2 839	2 659	180

Taxes	-417	-390	-27

Net income	2 422	2 269	153

Attributable to:
Shareholders of Novartis AG	2 398	2 247	151

Non-controlling interests	24	22	2

Average number of shares outstanding – Basic (million)	2 441	2 415	26

Basic earnings per share (USD)[2]	0.98	0.93	0.05

Average number of shares outstanding – Diluted (million)	2 473	2 435	38

Diluted earnings per share (USD)[2]	0.97	0.92	0.05

1 Q1 2012 Other expense has been restated by an additional USD 79 million expense (USD 58 million after taxes) to reflect the adoption of revised IAS 19 on Employee Benefits (see detailed explanation on pages 27 and 48).

[2] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Consolidated statements of comprehensive income

First quarter  (unaudited)

	Q1 2013 USD m	Restated[1] Q1 2012 USD m	Change USD m

Net income	2 422	2 269	153

Fair value adjustments on financial instruments, net of taxes	52	35	17

Net actuarial gains/(losses) from defined benefit plans, net of taxes	680	-336	1 016

Novartis share of other items recorded in comprehensive income by associated companies, net of taxes	-28	-62	34

Translation effects	-675	910	-1 585

Comprehensive income	2 451	2 816	-365

Attributable to:
Shareholders of Novartis AG	2 427	2 792	-365

Non-controlling interests	24	24	0

1 Q1 2012 net income has been restated by an additional USD 58 million expense and net actuarial losses decreased by USD 57 million to reflect the adoption of revised IAS 19 on Employee Benefits (see detailed explanation on pages 27 and 48).

Condensed consolidated balance sheets  (unaudited)

	Mar 31, 2013 USD m	Restated[1] Dec 31, 2012 USD m	Change USD m

Assets
Non-current assets
Property, plant & equipment	16 585	16 939	-354

Goodwill	30 900	31 090	-190

Intangible assets other than goodwill	29 585	30 331	-746

Financial and other non-current assets	17 146	17 827	-681

Total non-current assets	94 216	96 187	-1 971

Current assets
Inventories	7 021	6 744	277

Trade receivables	10 484	10 051	433

Other current assets	3 255	3 090	165

Cash, short-term deposits and marketable securities	6 035	8 119	-2 084

Total current assets	26 795	28 004	-1 209

Total assets	121 011	124 191	-3 180

Equity and liabilities
Equity attributable to Novartis AG shareholders	67 029	69 137	-2 108

Non-controlling interests	119	126	-7

Total equity	67 148	69 263	-2 115

Non-current liabilities
Financial debts	11 610	13 781	-2 171

Other non-current liabilities	15 884	17 096	-1 212

Total non-current liabilities	27 494	30 877	-3 383

Current liabilities
Trade payables	4 875	5 593	-718

Financial debts and derivatives	9 334	5 945	3 389

Other current liabilities	12 160	12 513	-353

Total current liabilities	26 369	24 051	2 318

Total liabilities	53 863	54 928	-1 065

Total equity and liabilities	121 011	124 191	-3 180

[1] The December 31, 2012 balance sheet totals have been restated by a net USD 25 million reduction to reflect the adoption of revised IAS 19 on Employee Benefits (see detailed explanation on pages 27 and 48).

Condensed consolidated changes in equity

First quarter  (unaudited)

	Q1 2013 USD m	Q1 2012 USD m	Change USD m

Consolidated equity at January 1 (published)	69 219	65 940	3 279

Restatement due to IAS 19 (R) on Employee Benefits[1]	44	49	-5

Consolidated equity at January 1 (restated)	69 263	65 989	3 274

Comprehensive income	2 451	2 816	-365

Sale of treasury shares, net	1 208	212	996

Dividends	-6 106	-6 027	-79

Equity-based compensation	363	283	80

Change in non-controlling interests	-31	-24	-7

Consolidated equity at March 31	67 148	63 249	3 899

[1] See explanation on pages 27 and 48.

Condensed consolidated cash flow statements

First quarter  (unaudited)

	Q1 2013 USD m	Restated[1] Q1 2012 USD m	Change USD m

Net income	2 422	2 269	153

Reversal of non-cash items
Taxes	417	390	27

Depreciation, amortization and impairments	1 194	1 144	50

Change in provisions and other non-current liabilities	103	441	-338

Net financial income	168	205	-37

Other	9	-34	43

Net income adjusted for non-cash items	4 313	4 415	-102

Interest and other financial receipts	458	447	11

Interest and other financial payments	-167	-140	-27

Taxes paid	-497	-347	-150

Cash flows before working capital changes	4 107	4 375	-268

Payments out of provisions and other net cash movements in non-current liabilities	-222	-214	-8

Change in net current assets and other operating cash flow items	-2 057	-1 645	-412

Cash flows from operating activities	1 828	2 516	-688

Purchase of property, plant & equipment	-497	-412	-85

Purchase of intangible, financial and other non-current assets	-153	-212	59

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	120	164	-44

Change in marketable securities and investment in associated companies	1 226	15	1 211

Cash flows from/used in investing activities	696	-445	1 141

Change in current and non-current financial debts	1 699	4 183	-2 484

Dividends paid to shareholders of Novartis AG	-6 106	-6 010	-96

Treasury share transactions	1 215	211	1 004

Other financing cash flows	-148	-126	-22

Cash flows used in financing activities	-3 340	-1 742	-1 598

Translation effect on cash and cash equivalents	-30	3	-33

Change in cash and cash equivalents	-846	332	-1 178

Cash and cash equivalents at January 1	5 552	3 709	1 843

Cash and cash equivalents at March 31	4 706	4 041	665

[1] Restated to reflect the adoption of revised IAS 19 on Employee Benefits as explained on pages 27 and 48.

Notes to the Condensed First Quarter Consolidated Financial Statements for the three-month period ended March 31, 2013

1. Basis of preparation

These Condensed First Quarter Consolidated Financial Statements for the three-month period ended March 31, 2013, were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and accounting policies set out in the 2012 Annual Report published on January 23, 2013.

2. Selected critical accounting policies

The Group’s principal accounting policies are set out in note 1 to the Consolidated Financial Statements in the 2012 Annual Report and conform with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The presentation of financial statements requires management to make subjective and complex judgments that affect the reported amounts. Because of the inherent uncertainties, actual outcomes and results may differ from management’s assumptions and estimates. In particular, as discussed in note 11 of the 2012 Annual Report, goodwill, Alcon brand name and acquired In-Process Research & Development projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever an event or decision occurs that raises concern about their balance sheet carrying value. The amount of goodwill and other intangible assets on the Group’s consolidated balance sheet has risen significantly in recent years, primarily from recent acquisitions. Impairment testing under IFRS may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Group’s financial results.

The determination of the contingent consideration in respect of acquisitions also requires management to make assumptions on the probability and amount of potential payments due to previous owners. If actual payments are different to the estimated amounts recorded for contingent consideration there could be a significant impact, either positive or negative, on the Group’s financial results.

Impact of introducing revised accounting standard on Employee Benefits in 2013
 The Group introduced the revised IFRS accounting standard IAS 19 (R) “Employee Benefits”, on January 1, 2013. The principal impact of this is that the return on pension plan assets and the interest calculated on the defined benefit obligations now use the same interest rate reflecting the current market yield of high-quality corporate bonds. Previously the return on plan assets was calculated based on the higher long-term expected return on assets, so the adoption of the new accounting standard increases the annual cost of post-employment benefits included in Corporate Other Expense. It has also been required to restate for the amortization of previously unrecognized past service credits. As required by the new standard, the Group’s 2012 Consolidated Financial Statements have been retrospectively restated to reflect these changes. For the full year 2012, the impact of these restatements is an additional expense of USD 318 million before tax (USD 235 million after tax) and in the first quarter of 2012 an additional expense of USD 79 million before tax (USD 58 million after tax), offset by a corresponding adjustment of the actuarial losses recognized in comprehensive income.

Furthermore, IAS 19 (R) requires the immediate recognition of past service costs in the Consolidated Income Statement, which were previously only recognized upon vesting. Accordingly, Novartis has restated its December 31, 2012 Consolidated Balance Sheet so that past service credits of USD 69 million, net were recognized against other non-current liabilities. The related tax impact amounted to USD 25 million.

3. Significant transactions

There were no significant transactions in the first quarter of 2013. The only significant acquisition transaction during 2012 occurred on July 20, 2012 when the Sandoz Division completed the acquisition of 100% of Fougera Pharmaceuticals, Inc., a specialty dermatology generics company based in Melville, New York, for USD 1.5 billion in cash. The final purchase price allocation resulted in net identified assets of USD 0.6 billion (excluding acquired cash) and goodwill of USD 0.9 billion. Results of operations since the acquisition date were not material.

4. Summary of equity movements  (unaudited)

	Number of outstanding shares (in millions)			Issued share capital and reserves attributable to Novartis AG shareholders

	2013	2012	Change	Restated[1] Q1 2013 USD m	Restated[1] Q1 2012 USD m	Change USD m

Balance at beginning of year	2 421	2 407	14	69 137	65 893	3 244

Share buy-backs:

Shares acquired to be held in Group Treasury	-4		-4	-281		-281

Equity-based compensation	10	9	1	363	283	80

Other treasury share movements	30	6	24	1 489	212	1 277

Dividends				-6 106	-6 027	-79

Net income of the period attributable to shareholders of Novartis AG				2 398	2 247	151

Other comprehensive income attributable to shareholders of Novartis AG				29	545	-516

Balance at March 31	2 457	2 422	35	67 029	63 153	3 876

[1] Restated to reflect the adoption of revised IAS 19 on Employee Benefits as explained in detail on pages 27 and 48.

5. Consolidated income statements – Segmentation – First quarter  (unaudited)

	Pharmaceuticals		Alcon		Sandoz		Vaccines and Diagnostics		Consumer Health		Corporate (incl. eliminations)		Total Group

	Q1 2013 USD m	Q1 2012 USD m	Q1 2013 USD m	Q1 2012 USD m	Q1 2013 USD m	Q1 2012 USD m	Q1 2013 USD m	Q1 2012 USD m	Q1 2013 USD m	Q1 2012 USD m	Q1 2013 USD m	Restated[1] Q1 2012 USD m	Q1 2013 USD m	Restated[1] Q1 2012 USD m

Net sales to third parties	7 877	7 839	2 566	2 541	2 259	2 124	327	299	987	932			14 016	13 735

Sales to other segments	63	72	14	15	68	71	10	11	3	5	-158	-174

Net sales of segments	7 940	7 911	2 580	2 556	2 327	2 195	337	310	990	937	-158	-174	14 016	13 735

Other revenues	113	111	7	11	3	1	61	59	7	1	-1	-5	190	178

Cost of goods sold	-1 591	-1 571	-1 169	-1 146	-1 261	-1 238	-321	-292	-426	-425	162	188	-4 606	-4 484

Gross profit	6 462	6 451	1 418	1 421	1 069	958	77	77	571	513	3	9	9 600	9 429

Marketing & Sales	-1 996	-2 061	-576	-614	-417	-379	-76	-82	-392	-364		5	-3 457	-3 495

Research & Development	-1 710	-1 611	-220	-248	-192	-188	-104	-121	-71	-67			-2 297	-2 235

General & Administration	-265	-264	-152	-130	-94	-86	-35	-35	-78	-67	-137	-137	-761	-719

Other income	122	164	5	3	7	22	10	1	40	12	185	149	369	351

Other expense	-74	-277	-63	-69	-122	-29	-29	-13	-59	-15	-211	-192	-558	-595

Operating income	2 539	2 402	412	363	251	298	-157	-173	11	12	-160	-166	2 896	2 736

as % of net sales	32.2%	30.6%	16.1%	14.3%	11.1%	14.0%	-48.0%	-57.9%	1.1%	1.3%			20.7%	19.9%

Income from associated companies		-1				1					111	128	111	128

Interest expense													-175	-164

Other financial income and expense													7	-41

Income before taxes													2 839	2 659

Taxes													-417	-390

Net income													2 422	2 269

1 Q1 2012 Other expense has been restated by an additional USD 79 million expense (USD 58 million after taxes) to reflect the adoption of revised IAS 19 on Employee Benefits (see detailed explanation on pages 27 and 48).

6. Legal proceedings update

A number of Novartis companies are, and will likely continue to be, subject to various legal proceedings, including litigations, arbitrations and governmental investigations, that arise from time to time. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance. Legal proceedings are inherently unpredictable. As a result, Novartis may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 20 to the consolidated financial statements contained in our annual report for the year ended December 31, 2012 contains a summary as of the date of that report of significant legal proceedings to which Novartis or its subsidiaries were a party. The following is a summary as of April 23, 2013 of potentially significant developments in those proceedings, as well as any new potentially significant proceedings commenced since the date of the annual report.

Investigations
 In the first quarter of 2013, Novartis Vaccines and Diagnostics, Inc. (NVD) received a subpoena from the United States Attorney’s Office for the District of Massachusetts requesting the production of documents relating to alleged quality issues at NVD’s Emeryville and Novartis Pharmaceuticals Corporation’s (NPC’s) Vacaville facilities in California in relation to antigens. NVD is cooperating with the investigation, which is civil and criminal in nature.

In 2010, the European Commission (EC) conducted dawn raids at the Dutch and German offices of Sandoz. On October 18, 2011, the EC decided to initiate proceedings against Sandoz BV, Novartis AG, Janssen-Cilag BV and Johnson & Johnson to assess whether contractual arrangements among Janssen-Cilag BV, Hexal BV and Sandoz BV may have had the object or effect of hindering the entry of generic Fentanyl patches in the Netherlands. On January 31, 2013, Sandoz BV and Novartis AG received a Statement of Objections from the EC. This document contains the EC’s preliminary view with respect to the issues in the case. Sandoz BV and Novartis AG have filed a response to the Statement of Objections.

Zometa/Aredia product liability litigations
 NPC is a defendant in more than 650 cases brought in U.S. courts, in which plaintiffs claim to have experienced osteonecrosis of the jaw after treatment with Zometa or Aredia, which are used to treat patients whose cancer has spread to the bones. Nearly all of the US cases are consolidated in two venues – a federal multidistrict proceeding and a separate state court proceeding in New Jersey. In all, approximately 73 cases have been dismissed on pre-trial summary judgment or other dismissal motion, of which four remain on appeal.

Through the end of 2012, judgment has been entered in favor of NPC in five jury trials, each of which is now final, and plaintiffs have obtained three verdicts, in which juries awarded modest compensatory damages (averaging approximately USD 0.325 million in each case), no punitive damages in one case, and punitive damages (as capped by state law) totaling approximately USD 3.15 million in the remaining two. Plaintiffs also obtained a verdict in the only trial of a case outside the consolidated proceedings, which was tried in Montana state court in 2009 and affirmed by the Montana Supreme Court on appeal in 2010. None of the verdicts in favor of plaintiffs from consolidated litigation is final given remaining post-trial and appeal options in each.

During Q1 2013, there has been one trial verdict in favor of a plaintiff with compensatory damages of approximately USD 0.25 million, and with the jury declining to award any punitive damages against NPC. Furthermore, one earlier trial verdict in favor of plaintiff with compensatory damages of approximately USD 0.3 million and punitive damages (as capped by state law) of approximately USD 0.9 million survived intermediate appeal.

Further trials have commenced or are scheduled for the remaining part of 2013 and into 2014. Individual case results, which can depend on the particular facts of a given case, may not necessarily be predictive of results in other cases.

Average Wholesale Price litigation
Claims have been brought by various U.S. state governmental entities against various pharmaceutical companies, including certain Sandoz entities, NPC and Alcon Laboratories, Inc., alleging that they fraudulently overstated the Average Wholesale Price (AWP) which is or has been used by payors, including state Medicaid agencies, to calculate reimbursements to healthcare providers. Actions brought by the states of Alaska, Idaho, Illinois, Kansas, Kentucky, Louisiana, Mississippi, Utah and Wisconsin, remain pending against one or more Novartis companies. NPC is also a defendant in a purported class action brought by private payors in New Jersey. Several trials are scheduled for the remaining part of 2013 and into 2014.

Co-Pay Subsidy litigation
 Four actions have been brought in the United States District Court for the District of New Jersey against NPC by union health insurance plans on their own behalf and on behalf of a purported class of private health benefit providers claiming that manufacturer co-pay subsidy programs for Diovan and Diovan HCT are undisclosed fraudulent schemes designed to interfere with health plans’ relationships with plan members and members’ contract co-pay obligations by inducing plan members to choose the subsidized drugs rather than less expensive alternatives. Similar cases have been filed against other manufacturers. Three actions allege violations of the Racketeer Influenced and Corrupt Organizations Act (RICO) and antitrust laws (Robinson-Patman Act). The fourth action alleges tortious interference with the union fund health care contracts. The Court has ordered the consolidation of the four cases and has issued on April 17, 2013 an order granting leave to file a consolidated motion to dismiss covering all parties and actions.

International Arbitration
 Novartis Pharma K.K. is a respondent in an arbitration proceeding recently commenced by a company relating to the termination of a co-promotion agreement in Japan of Equa (Galvus), which is used to treat type 2 diabetes.

In addition to the matters described above, there have been other procedural developments in the other potentially significant legal matters described in Note 20 to the consolidated financial statements contained in our annual report for the year ended December 31, 2012. These do not significantly affect the assessment of management concerning the adequacy of the total provisions recorded for legal proceedings.

SUPPLEMENTARY INFORMATION

Non-IFRS disclosures

Core results

The Group’s core results – including core operating income, core net income and core earnings per share – exclude the amortization of intangible assets, impairment charges, expenses relating to the integration of acquisitions as well as other items that are, or are expected to accumulate within the year to be, over a USD 25 million threshold that management deems exceptional.

Novartis believes that investor understanding of the Group’s performance is enhanced by disclosing core measures of performance because, since they exclude these exceptional items which can vary significantly from year to year, the core measures enable better comparison across years. For this same reason, Novartis uses these core measures in addition to IFRS and other measures as important factors in assessing the Group’s performance.

The following are examples of how these core measures are utilized:

• In addition to monthly reports containing financial information prepared under International Financial Reporting Standards (IFRS), senior management receives a monthly analysis incorporating these core measures.

• Annual budgets are prepared that include targets for both IFRS and core measures.

Despite the use of these measures by management in setting goals and measuring the Group’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS. As a result, such measures have limits in usefulness to investors.

Because of their non-standardized definitions, the core measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These core measures are presented solely to permit investors to more fully understand how the Group’s management assesses underlying performance. These core measures are not, and should not be viewed as, a substitute for IFRS measures.

As an internal measure of Group performance, these core measures have limitations, and the performance management process is not solely restricted to these metrics. A limitation of the core measures is that they provide a view of the Group’s operations without including all events during a period, such as the effects of an acquisition or amortization of purchased intangible assets.

Constant currencies

Changes in the relative values of non-US currencies to the US dollar can affect the Group’s financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.

Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding the impact of fluctuations in exchanges rates:

• the impact of translating the income statements of consolidated entities from their non-USD functional currencies to USD; and

• the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.

We calculate constant currency measures by translating the current year’s foreign currency values of the sales and earnings into USD using the average exchange rates from the prior year and comparing them to the prior year values in USD.

We use these constant currency measures in evaluating the Group’s performance, since they may assist us in evaluating our ongoing performance from year to year. However, in performing our evaluation, we also consider equivalent measures of performance which do not take into account changes in the relative value of currencies.

Net debt and free cash flow

Net debt and free cash flow are non-IFRS financial measures, which means they should not be interpreted as measures determined under IFRS. Net debt is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet. Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is a measure of the net cash generated that is available for debt repayment, investment in strategic opportunities and for returning to shareholders. Novartis uses free cash flow in internal comparisons of results from the Group’s divisions. Free cash flow of the divisions uses the same definition as for the Group. No tax or financial receipts or payments are included in the division calculations. The definition of free cash flow used by Novartis does not include amounts related to changes in investments in associated companies nor related to acquisitions or divestments of subsidiaries. Free cash flow is not intended to be a substitute measure for cash flow from operating activities as determined under IFRS.

CORE RESULTS –Reconciliation from IFRS results to core results – Group – First quarter  (unaudited)

	Pharmaceuticals		Alcon		Sandoz		Vaccines and Diagnostics		Consumer Health		Corporate		Total

	Q1 2013 USD m	Q1 2012 USD m	Q1 2013 USD m	Q1 2012 USD m	Q1 2013 USD m	Q1 2012 USD m	Q1 2013 USD m	Q1 2012 USD m	Q1 2013 USD m	Q1 2012 USD m	Q1 2013 USD m	Restated[1] Q1 2012 USD m	Q1 2013 USD m	Restated[1] Q1 2012 USD m

Operating income	2 539	2 402	412	363	251	298	-157	-173	11	12	-160	-166	2 896	2 736

Amortization of intangible assets	69	78	480	477	101	89	57	54	14	15	1	1	722	714

Impairments

Intangible assets	1	1		1									1	2

Property, plant & equipment related to the Group-wide rationalization of manufacturing sites		-3							33				33	-3

Other property, plant & equipment					-1					1			-1	1

Financial assets							2				4	1	6	1

Total impairment charges	1	-2		1	-1		2		33	1	4	1	39	1

Acquisition-related items

- Expense			53	55				1				2	53	58

Total acquisition-related items, net			53	55				1				2	53	58

Other exceptional items

Exceptional divestment gains	-41											-51	-41	-51

Restructuring items

- Income		-43				-6								-49

- Expense	11	179	5	3	1	1			18				35	183

Legal-related items

- Expense		19			79								79	19

Additional exceptional income	-6	-58	-12								-75		-93	-58

Additional exceptional expense		14	6	3						13	18	24	24	54

Total other exceptional items	-36	111	-1	6	80	-5			18	13	-57	-27	4	98

Total adjustments	34	187	532	539	180	84	59	55	65	29	-52	-23	818	871

Core operating income	2 573	2 589	944	902	431	382	-98	-118	76	41	-212	-189	3 714	3 607

as % of net sales	32.7%	33.0%	36.8%	35.5%	19.1%	18.0%	-30.0%	-39.5%	7.7%	4.4%			26.5%	26.3%

Income from associated companies		-1				1					111	128	111	128

Core adjustments to income from associated companies, net of tax											120	47	120	47

Interest expense													-175	-164

Other financial income and expense[2]													51	-41

Taxes (adjusted for above items)													-573	-542

Core net income													3 248	3 035

Core net income attributable to shareholders													3 224	3 013

Core EPS (USD)													1.32	1.25

1 Q1 2012 Other expense has been restated by an additional USD 79 million expense (USD 58 million after taxes) to reflect the adoption of revised IAS 19 on Employee Benefits (see detailed explanation on pages 27 and 48).

[2] 2013 adjusted for USD 44 million devaluation loss.

CORE RESULTS –Reconciliation from IFRS results to core results – Group – First quarter  (unaudited)

	Q1 2013 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges[3]	Other exceptional items[4]	Q1 2013 Core results	Restated[5] Q1 2012 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	9 600	700			15	10 315	10 145

Operating income	2 896	722	39	53	4	3 714	3 607

Income before taxes	2 839	824	57	53	48	3 821	3 577

Taxes[6]	-417					-573	-542

Net income	2 422					3 248	3 035

EPS (USD)[7]	0.98					1.32	1.25

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-4 606	700			15	-3 891	-3 768

The following are adjustments to arrive at Core Operating Income

Research & Development	-2 297	21	1		-12	-2 287	-2 213

General & Administration	-761				6	-755	-716

Other income	369		-1		-122	246	192

Other expense	-558	1	39	53	117	-348	-306

The following are adjustments to arrive at Core Income before taxes

Income from associated companies	111	102		18		231	175

Other financial income and expense	7				44	51	-41

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms; Other expense includes amortization of intangible assets; Income from associated companies includes USD 102 million for the Novartis share of the estimated Roche core items.

[2] Impairments: Research & Development, Other income, and Other expense include principally net impairment charges of intangible assets and property, plant & equipment; Other expense also includes impairments of property, plant & equipment related to the Group-wide rationalization of manufacturing sites.

[3] Acquisition or divestment related items, restructuring and integration charges: Other expense includes Alcon integration costs. Income from associated companies includes USD 18 million restructuring charges related to Roche.

[4] Other exceptional items: Cost of goods sold, Other income and Other expense include restructuring charges related to the Group-wide rationalization of manufacturing sites; Research & Development also includes a net USD 12 million decrease of a contingent consideration liability related to a business combination; General & Administration includes exceptional IT-related costs; Other income includes a divestment gain and a reversal of a Corporate provision; Other expense includes an increase in a provision for legal matters , and charges for transforming IT and finance processes; Other financial income and expense includes devaluation losses of USD 44 million related to Venezuela.

5 Q1 2012 Other expense has been restated by an additional USD 79 million expense (USD 58 million after taxes) to reflect the adoption of revised IAS 19 on Employee Benefits (see detailed explanation on pages 27 and 48).

[6] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on exceptional items although this is not the case for items arising from criminal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 982 million to arrive at the core results before tax amounts to USD 156 million. This results in the average tax rate on the adjustments being 15.9%.

[7] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Pharmaceuticals – First quarter  (unaudited)

	Q1 2013 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items[3]	Q1 2013 Core results	Q1 2012 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	6 462	56			11	6 529	6 534

Operating income	2 539	69	1		-36	2 573	2 589

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 591	56			11	-1 524	-1 488

The following are adjustments to arrive at Core Operating Income

Research & Development	-1 710	13	1			-1 696	-1 597

Other income	122				-47	75	62

[1] Amortization of intangible assets: Cost of goods gold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Research & Development includes principally impairment charges related to In Process Research & Development
[3] Other exceptional items: Cost of goods gold includes net restructuring charges related to the Group-wide rationalization of manufacturing sites; Other income includes a provision reduction of USD 6 million mainly related to Tekturna, and divestment gains of USD 41 million.

CORE RESULTS – Reconciliation from IFRS results to core results – Alcon – First quarter  (unaudited)

	Q1 2013 IFRS results	Amortization of intangible assets[1]	Impairments	Acquisition or divestment related items, restructuring and integration charges[2]	Other exceptional items[3]	Q1 2013 Core results	Q1 2012 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	1 418	478			3	1 899	1 901

Operating income	412	480		53	-1	944	902

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 169	478			3	-688	-666

The following are adjustments to arrive at Core Operating Income

Research & Development	-220	2			-12	-230	-247

General & Administration	-152				6	-146	-127

Other expense	-63			53	2	-8	-14

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Acquisition or divestment related items, restructuring and integration charges: Other expense relates to Alcon integration costs.
[3] Other exceptional items: Cost of goods gold, and Other expense include net restructuring charges related to the Group-wide rationalization of manufacturing sites; Research & Development includes a net USD 12 million decrease of a contingent consideration liability related to a business combination; General & Administration includes exceptional IT costs.

CORE RESULTS – Reconciliation from IFRS results to core results – Sandoz – First quarter  (unaudited)

	Q1 2013 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items[3]	Q1 2013 Core results	Q1 2012 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	1 069	101			1	1 171	1 046

Operating income	251	101	-1		80	431	382

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 261	101			1	-1 159	-1 150

The following are adjustments to arrive at Core Operating Income

Other income	7		-1			6	16

Other expense	-122				79	-43	-29

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets.
[2] Impairments: Other Income includes a reversal of impairment charges related to property, plant and equipment.
[3] Other exceptional items: Cost of goods sold includes net restructuring charges related to the Group-wide rationalization of manufacturing sites; Other expense includes an increase in a provision for legal matters.

CORE RESULTS – Reconciliation from IFRS results to core results – Vaccines and Diagnostics – First quarter  (unaudited)

	Q1 2013 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items	Q1 2013 Core results	Q1 2012 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	77	51				128	127

Operating loss	-157	57	2			-98	-118

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-321	51				-270	-242

The following are adjustments to arrive at Core Operating loss

Research & Development	-104	6				-98	-116

Other expense	-29		2			-27	-13

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Other expense includes impairment of financial assets.

CORE RESULTS – Reconciliation from IFRS results to core results – Consumer Health – First quarter  (unaudited)

	Q1 2013 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items[3]	Q1 2013 Core results	Q1 2012 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	571	14				585	528

Operating income	11	14	33		18	76	41

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-426	14				-412	-410

The following are adjustments to arrive at Core Operating Income

Other expense	-59		33		18	-8	-1

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets.
[2] Impairments: Other expense includes impairments of property, plant & equipment related to the Group-wide rationalization of manufacturing sites.
[3] Other exceptional items: Other expense includes restructuring charges related to the Group-wide rationalization of manufacturing sites.

CORE RESULTS – Reconciliation from IFRS results to core results – Corporate – First quarter  (unaudited)

	Q1 2013 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items[3]	Q1 2013 Core results	Restated[4] Q1 2012 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	3					3	9

Operating income	-160	1	4		-57	-212	-189

The following are adjustments to arrive at Core Operating Income

Other income	185				-75	110	98

Other expense	-211	1	4		18	-188	-164

[1] Amortization of intangible assets: Other expense includes amortization of intangible assets.
[2] Impairments: Other expense includes an impairment related to the Novartis Venture Funds
[3] Other exceptional items: Other income includes a reversal of a provision; Other expense includes charges for transforming IT and finance processes.
4 Q1 2012 Other expense has been restated by an additional USD 79 million expense to reflect the adoption of revised IAS 19 on Employee Benefits (see detailed explanation on pages 27 and 48).

Condensed consolidated changes in net debt  (unaudited)

First quarter

	Q1 2013 USD m	Q1 2012 USD m

Change in cash and cash equivalents	-846	332

Change in marketable securities, financial debt and financial derivatives	-2 456	-4 384

Change in net debt	-3 302	-4 052

Net debt at January 1	-11 607	-15 154

Net debt at March 31	-14 909	-19 206

Components of net debt

	Mar 31, 2013 USD m	Mar 31, 2012 USD m

Current financial debts and derivative financial instruments	-9 334	-10 698

Non-current financial debts	-11 610	-13 896

Less liquidity:

Cash and cash equivalents	4 706	4 041

Marketable securities and derivative financial instruments	1 329	1 347

Net debt at March 31	-14 909	-19 206

Share information  (unaudited)

	Mar 31, 2013	Mar 31, 2012

Number of shares outstanding	2 457 213 192	2 422 256 929

Registered share price (CHF)	67.45	49.96

ADS price (USD)	71.24	55.41

Market capitalization (USD billion)	173.9	134.1

Market capitalization (CHF billion)	165.7	121.0

Free cash flow  (unaudited)

First quarter

	Q1 2013 USD m	Restated[1] Q1 2012 USD m	Change USD m

Operating income	2 896	2 736	160

Reversal of non-cash items
Depreciation, amortization and impairments	1 194	1 144	50

Change in provisions and other non-current liabilities	103	441	-338

Other	120	94	26

Operating income adjusted for non-cash items	4 313	4 415	-102

Interest and other financial receipts	458	447	11

Interest and other financial payments	-167	-140	-27

Taxes paid	-497	-347	-150

Payments out of provisions and other net cash movements in non-current liabilities	-222	-214	-8

Change in inventory and accounts receivable less accounts payable	-1 822	-1 153	-669

Change in other net current assets and other operating cash flow items	-235	-492	257

Cash flows from operating activities	1 828	2 516	-688

Purchase of property, plant & equipment	-497	-412	-85

Purchase of intangible, financial and other non-current assets	-153	-212	59

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	120	164	-44

Free cash flow	1 298	2 056	-758

[1] Restated to reflect the adoption of revised IAS 19 on Employee Benefits as explained on pages 27 and 48.

Supplementary tables: First quarter 2013  – Net sales of top 20 pharmaceutical products  (unaudited)

			US		Rest of world		Total

Brands	Business Franchise	Indication	USD m	% change in constant currencies	USD m	% change in constant currencies	USD m	% change in USD	% change in constant currencies

Gleevec/Glivec	Oncology	Chronic myeloid leukemia	404	5	739	1	1 143	1	2

Diovan/Co–Diovan	Primary care	Hypertension	430	-28	488	-11	918	-23	-19

Lucentis	Ophthalmics	Age-related macular degeneration			596	7	596	5	7

Gilenya	Neuroscience	Relapsing Multiple Sclerosis	243	46	178	125	421	70	71

Sandostatin	Oncology	Acromegaly	164	0	204	2	368	-1	1

Exforge	Primary care	Hypertension	86	10	262	21	348	15	18

Afinitor/Votubia	Oncology	Breast cancer	168	158	135	79	303	112	114

Tasigna	Oncology	Chronic myeloid leukemia	96	26	188	46	284	36	39

Galvus	Primary care	Diabetes			267	40	267	33	40

Exelon/Exelon Patch	Neuroscience	Alzheimer's disease	112	3	154	-3	266	-2	-1

Zometa	Oncology	Cancer complications	76	-46	166	-8	242	-26	-25

Exjade	Oncology	Iron chelator	59	-8	144	-3	203	-6	-5

Neoral/Sandimmun	Integrated Hospital Care	Transplantation	14	-22	168	-2	182	-8	-4

Voltaren (excl. OTC)	Additional products	Inflammation/pain	1	0	154	-13	155	-18	-13

Myfortic	Integrated Hospital Care	Transplantation	62	13	87	16	149	12	15

Ritalin/Focalin	Additional products	Attention Deficit/ Hyperactivity Disorder	111	16	35	0	146	11	12

Xolair	Primary Care	Asthma			141	29	141	26	29

Reclast/Aclasta	Established medicines	Osteoporosis	54	-35	58	1	112	-21	-20

Comtan/Stalevo	Neuroscience	Parkinson’s disease	10	-84	90	1	100	-35	-33

Femara	Oncology	Breast cancer	5	150	92	-8	97	-9	-5

Top 20 products total			2 095	-3	4 346	8	6 441	2	4

Rest of portfolio			408	-8	1 028	0	1 436	-4	-3

Total Division sales			2 503	-4	5 374	6	7 877	0	3

Pharmaceuticals net sales by business franchise – First quarter  (unaudited)

	Q1 2013 USD m	Q1 2012 USD m	% change USD	% change cc

Primary Care
Hypertension medicines
Diovan	918	1 190	-23	-19

Exforge	348	303	15	18

Subtotal Valsartan Group	1 266	1 493	-15	-12

Tekturna/Rasilez	68	129	-47	-46

Subtotal Hypertension	1 334	1 622	-18	-14

Galvus	267	201	33	40

Xolair	141	112	26	29

Arcapta Neohaler/Onbrez Breezhaler	43	29	48	48

Other	6	0	nm	nm

Total strategic franchise products	1 791	1 964	-9	-5

Established medicines	342	373	-8	-5

Total Primary Care products	2 133	2 337	-9	-5

Oncology
Gleevec/Glivec	1 143	1 130	1	2

Tasigna	284	209	36	39

Subtotal Bcr-Abl franchise	1 427	1 339	7	8

Sandostatin	368	370	-1	1

Afinitor/Votubia	303	143	112	114

Zometa	242	327	-26	-25

Exjade	203	216	-6	-5

Femara	97	107	-9	-5

Jakavi	35	2	nm	nm

Other	78	79	-1	-2

Total Oncology products	2 753	2 583	7	8

Specialty - Neuroscience
Gilenya	421	247	70	71

Exelon/Exelon Patch	266	271	-2	-1

Comtan/Stalevo	100	155	-35	-33

Extavia	41	37	11	12

Other (including Fanapt)	19	16	19	12

Total strategic franchise products	847	726	17	18

Established medicines	112	121	-7	-3

Total Neuroscience products	959	847	13	15

Specialty - Ophthalmics
Lucentis	596	567	5	7

Other	17	22	-23	-21

Total Opthalmics products	613	589	4	5

Specialty - Integrated Hospital Care (IHC)*
Neoral/Sandimmun	182	198	-8	-4

Myfortic	149	133	12	15

Zortress/Certican	58	46	26	30

Ilaris	24	15	60	54

Other	102	98	4	5

Total strategic franchise products	515	490	5	8

Everolimus stent drug	80	86	-7	-6

Established medicines	240	285	-16	-15

Total IHC products	835	861	-3	-1

Specialty - Critical Care
TOBI	83	76	9	10

Total Critical Care products	83	76	9	10

Additional products
Voltaren (excl. OTC)	155	189	-18	-13

Ritalin/Focalin	146	131	11	12

Tegretol	83	85	-2	0

Trileptal	59	75	-21	-19

Foradil	56	65	-14	-11

Other	2	1	100	111

Total additional products	501	546	-8	-5

Total strategic franchise products	6 602	6 428	3	5

Total established medicines and additional products	1 275	1 411	-10	-7

Total Division net sales	7 877	7 839	0	3

* includes Transplantation
nm = not meaningful

Net sales by region1 – First quarter  (unaudited)

	Q1 2013	Q1 2012	% change		Q1 2013	Q1 2012

	USD m	USD m	USD	cc	% of total	% of total

Pharmaceuticals

Europe	2 753	2 521	9	9	35	32

US	2 503	2 605	-4	-4	32	33

Asia/Africa/Australasia	1 926	1 954	-1	6	24	25

Canada and Latin America	695	759	-8	-2	9	10

Total	7 877	7 839	0	3	100	100

Of which in Established Markets	6 034	6 095	-1	1	77	78

Of which in Emerging Growth Markets	1 843	1 744	6	9	23	22

Alcon

Europe	692	691	0	0	27	27

US	1 000	977	2	2	39	39

Asia/Africa/Australasia	617	617	0	8	24	24

Canada and Latin America	257	256	0	5	10	10

Total	2 566	2 541	1	3	100	100

Of which in Established Markets	1 959	1 967	0	2	76	77

Of which in Emerging Growth Markets	607	574	6	8	24	23

Sandoz

Europe	1 152	1 050	10	9	51	49

US	696	672	4	4	31	32

Asia/Africa/Australasia	266	241	10	14	12	11

Canada and Latin America	145	161	-10	-7	6	8

Total	2 259	2 124	6	7	100	100

Of which in Established Markets	1 613	1 554	4	4	71	73

Of which in Emerging Growth Markets	646	570	13	15	29	27

Vaccines and Diagnostics

Europe	116	96	21	21	35	32

US	120	96	25	24	37	32

Asia/Africa/Australasia	62	53	17	19	19	18

Canada and Latin America	29	54	-46	-44	9	18

Total	327	299	9	10	100	100

Of which in Established Markets	240	197	22	22	73	66

Of which in Emerging Growth Markets	87	102	-15	-13	27	34

Consumer Health

Europe	508	482	5	5	51	52

US	196	161	22	22	20	17

Asia/Africa/Australasia	183	180	2	5	19	19

Canada and Latin America	100	109	-8	-2	10	12

Total	987	932	6	7	100	100

Of which in Established Markets	647	616	5	6	66	66

Of which in Emerging Growth Markets	340	316	8	10	34	34

Group Total

Europe	5 221	4 840	8	7	37	35

US	4 515	4 511	0	0	32	33

Asia/Africa/Australasia	3 054	3 045	0	7	22	22

Canada and Latin America	1 226	1 339	-8	-3	9	10

Total	14 016	13 735	2	4	100	100

Of which in Established Markets	10 493	10 429	1	2	75	76

Of which in Emerging Growth Markets	3 523	3 306	7	9	25	24

[1] Net sales from operations by location of third party customer. Emerging Growth Markets are all markets other than the Established Markets of the US, Canada, Japan, Australia, New Zealand and Western Europe.

Principal currency translation rates

First quarter

	Average rates Q1 2013 USD	Average rates Q1 2012 USD	Period-end rates Mar 31, 2013 USD	Period-end rates Mar 31, 2012 USD

1 CHF	1.075	1.085	1.049	1.108

1 EUR	1.320	1.311	1.279	1.336

1 GBP	1.551	1.571	1.515	1.602

100 JPY	1.084	1.263	1.062	1.216

Income from associated companies

	Q1 2013 USD m	Q1 2012 USD m

Share of estimated Roche reported net income[1]	151	173

Amortization of additional intangible assets recognized by Novartis on initial accounting for the equity interest	-38	-39

Net income effect from Roche	113	134

Net income from other associated companies	-2	-6

Income from associated companies	111	128

[1] Includes additional expense in 2013 of USD 59 million resulting from adjusting the estimated Novartis share of Roche's 2012 net income to the actual amount (2012: Additional expense of USD 18 million relating to 2011).

Restatement as a result of adopting IAS 19 (R)  (unaudited)

Page 27 explains the changes introduced by the revised accounting standard IAS 19 (R) on Employee Benefits.

The following tables show the line items impacted by the introduction of IAS 19 (R):

	Published Q1 2012 USD m	Adjustment	Restated Q1 2012 USD m

Other expense	-516	-79	-595

Operating income	2 815	-79	2 736

Income before taxes	2 738	-79	2 659

Taxes	-411	21	-390

Net income	2 327	-58	2 269

Attributable to:
Shareholders of Novartis AG	2 305	-58	2 247

Non-controlling interests	22		22

Average number of shares outstanding – Basic (million)	2 415		2 415

Basic earnings per share (USD)[1]	0.95	-0.02	0.93

Average number of shares outstanding – Diluted (million)	2 435		2 435

Diluted earnings per share (USD)[1]	0.95	-0.03	0.92

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

	Published Dec 31, 2012 (audited) USD m	Adjustment	Restated Dec 31, 2012 (unaudited) USD m

Assets
Non-current assets
Financial and other non-current assets	17 852	-25	17 827

Total non-current assets	96 212	-25	96 187

Total assets	124 216	-25	124 191

Equity and liabilities
Equity attributable to Novartis AG shareholders	69 093	44	69 137

Total equity	69 219	44	69 263

Non-current liabilities
Other non-current liabilities	17 165	-69	17 096

Total non-current liabilities	30 946	-69	30 877

Total liabilities	54 997	-69	54 928

Total equity and liabilities	124 216	-25	124 191

Disclaimer
This press release contains forward-looking statements that can be identified by terminology such as “commitment,” “pipeline,” “Breakthrough Therapy,” “outlook,” “expected,” “strategy,” “promise,” “launch,” “projected,” “planned,” “launched,” “potential,” “in the process,” “target,” “plan,” “will,” “plans,” “could,” “would,” “launches,” “underway,” “may,” “priority review,” “on track,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; potential outcomes of our efforts to improve the quality standards at any or all of our manufacturing sites; or regarding potential future sales or earnings of the Novartis Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Nor can there be any guarantee that the Group will be successful in its efforts to improve the quality standards at any or all of our manufacturing sites, or that we will succeed in restoring or maintaining production at any particular sites. Neither can there be any guarantee that the Group, or any of its divisions, will achieve any particular financial results. In particular, management's expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including additional analyses of existing clinical data or unexpected new clinical data; the Group's ability to obtain or maintain patent or other proprietary intellectual property protection, including the ultimate extent of the impact on the Group of the loss of patent protection on key products which commenced last year and will continue this year; unexpected product manufacturing and quality issues, including the resolution of the Warning Letter issued to us with respect to three Sandoz manufacturing facilities, and the completion of efforts to restart production of certain products formerly produced at the Consumer Health manufacturing facility at Lincoln, Nebraska, and the restructuring efforts at that site; government, industry, and general public pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, shareholder litigation, government investigations and intellectual property disputes; competition in general; uncertainties regarding the effects of the ongoing global financial and economic crisis, including the financial troubles in certain Eurozone countries; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; uncertainties involved in the development of new healthcare products; the impact that the foregoing factors could have on the values attributed to the Group's assets and liabilities as recorded in the Group's consolidated balance sheet; and other risks and factors referred to in Novartis AG's current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis
Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, over-the-counter and animal health products. Novartis is the only global company with leading positions in these areas. In 2012, the Group achieved net sales of USD 56.7 billion, while R&D throughout the Group amounted to approximately USD 9.3 billion (USD 9.1 billion excluding impairment and amortization charges). Novartis Group companies employ approximately 129,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

Important dates
July 17, 2013                                          Second quarter results 2013
October 22, 2013                                   Third quarter results 2013